UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2025
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒  Form 40-F ☐

Quarterly Financial Information

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[105000] Management commentary

Management commentary

Mexico City, October 23, 2025 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the third quarter of 2025. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”).

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2025, and 2024, in millions of Mexican pesos:
	3Q’25	Margin	3Q’24	Margin	Change
		%		%	%
Revenues	14,627.0	100.0	15,362.8	100.0	(4.8)
Operating segment income (1)	5,677.1	38.5	5,717.1	37.1	(0.7)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Revenues decreased by 4.8% to Ps.14,627.0 million in the third quarter of 2025, compared with Ps.15,362.8 million in the third quarter of 2024. This decrease was mainly due to the revenue decline in the Sky segment. Operating segment income decreased by 0.7%, translating into a 38.5% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2025, and 2024, in millions of Mexican pesos:

	3Q'25	Margin %	3Q'24	Margin %	Change %
Revenues	14,627.0	100.0	15,362.8	100.0	(4.8)
Net (loss) income	(1,911.7)	(13.1)	670.5	4.4	n/a
Net (loss) income attributable to stockholders of the Company	(1,932.5)	(13.2)	666.5	4.3	n/a
Segment revenues	14,730.8	100.0	15,406.5	100.0	(4.4)
Operating segment income (1)	5,677.1	38.5	5,717.1	37.1	(0.7)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Net income before income taxes increased by Ps.254.9 million, or 30.3%, to Ps.1,096.4 million in the third quarter of 2025, compared to Ps.841.5 million in the third quarter of 2024.

Net income or loss attributable to stockholders of the Company changed by Ps.2,599.0 million, to a net loss of Ps.1,932.5 million in the third quarter of 2025, compared with a net income of Ps.666.5 million in the third quarter of 2024.

This unfavorable change reflected primarily a Ps.2,837.1 million increase in income taxes, which included a non-cash write-off of a deferred income tax asset for the amount of Ps.2,658.2 million derived from capital tax losses that are expected to remain unused at their maturity at consolidated level, although a significant portion of these capital tax losses are intended to be converted into a tax investment cost on a non-consolidated basis before maturity; as well as (i) a Ps.893.1 million decrease in share of income of associates and joint ventures; and (ii) a Ps.16.8 million increase in net income attributable to non-controlling interests.

These unfavorable variances were partially offset by (i) a Ps.288.5 million increase in operating income before other expense; (ii) a Ps.275.6 million decrease in other expense, net; and (iii) a decrease of Ps.583.9 million in finance expense, net.

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Disclosure of nature of business

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services.

Disclosure of management's objectives and its strategies for meeting those objectives

We operate a Cable business and Sky, a DTH platform. We intend to continue strengthening our position in these businesses and growing by continuing to make additional investments, which could be substantial in size, while maintaining our focus on profitability and financial discipline.

We are the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish speaking content through several broadcast channels in Mexico, the United States and over 50 countries through TV networks, cable operators, audio platforms and streaming services. We intend to continue exploring potential ventures and business opportunities with TelevisaUnivision.

In addition, we intend to continue to analyze opportunities to expand our business by investing in new technologies, developing new business initiatives and/or through business acquisitions and investments. We also continue to evaluate strategic alternatives for our non-core assets.

Disclosure of entity's most significant resources, risks and relationships

We generally rely on a combination of cash on hand, operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.

The investing public should consider the risks stated as follows, as well as the risks described in “Key Information-Risk Factors” in the Company’s 2024 Annual Report and Form 20-F (when filed with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively), which are not the only risks and uncertainties faced by the Company. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

Risk Factors Related with Political Developments:
●	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
●	Social Security Law
●	Federal Labor Law
●	Mexican tax laws
●	Changes in U.S. tax law
●	Mexican Securities Market Law
●	Renewal or revocation of our concessions

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Risk Factors Related to our Business:

●	Control of a stockholder
●	Measures for the prevention of the taking of control
●	Competition
●	Loss of transmission or loss of the use of satellite transponders
●	Incidents affecting our network and information systems or other technologies
●	Use of artificial intelligence
●	Weaknesses in internal controls over financial reporting
●	Uncertainty in global financial markets
●	The emergence of a New Pandemic
●	Currency fluctuations or the devaluation and depreciation of the Mexican peso
●	Renegotiation of the Trade Agreements or other changes in foreign policy by the new or currency presidential administration in the United States
●
Following the Consummation of the TelevisaUnivision Transaction and the Spin-Off of certain businesses of our Former Other Businesses Segment to create Ollamani, Our Continuing Operations Are Less Diversified, Primarily Focused On Our Cable and Sky

●	Inflation Rates and High Interest Rates in Mexico
●	Political events in Mexico
●	Increased labor conflicts in Mexico
●	We are subject to a variety of global laws, regulations, and rules related to privacy and personal data protection

Risk Factors Related to Univision:

●	The Results of Operations of TelevisaUnivision May Affect Our Financial Performance and the Value of Our Investment in that Company
●	The Performance of TelevisaUnivision May Affect the Market Price of Our Shares and of Our CPOs or GDSs
●	Although We Have a Large Equity Interest in TelevisaUnivision, We Do Not Control TelevisaUnivision

Disclosure of results of operations and prospects

 Third-quarter Results by Business Segment

The following table presents the third quarter consolidated results for the periods ended September 30, 2025 and 2024, for each of our business segments. Consolidated results for the third quarter of 2025 and 2024 are presented in millions of Mexican pesos.

Revenues	3Q’25%		3Q’24%		Change %
Cable	11,679.8	79.3	11,675.4	75.8	0.0
Sky	3,051.0	20.7	3,731.1	24.2	(18.2)
Segment Revenues	14,730.8	100.0	15,406.5	100.0	(4.4)
Intersegment Operations (1)	(103.8)		(43.7)
Revenues	14,627.0		15,362.8		(4.8)

Operating Segment Income (2)	3Q’25	Margin %	3Q’24	Margin %	Change %
Operating Segment Income (2)	5,677.1	38.5	5,717.1	37.1	(0.7)
Corporate Expenses	(57.4)	(0.4)	(61.2)	(0.4)	6.2
Depreciation and Amortization	(4,604.5)	(31.5)	(4,907.5)	(31.9)	6.2
Other Expense, net	(43.7)	(0.3)	(319.3)	(2.1)	n/a
Intersegment Operations (1)	(42.7)	(0.3)	(64.4)	(0.4)	n/a
Operating Income	928.8	6.3	364.7	2.4	n/a
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

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Cable Operating Metrics

Total net additions for the quarter were 113.6 thousand RGUs, primarily driven by gains of 94.0 thousand mobile subscribers, 40.7 thousand voice subscribers, and 21.6 thousand broadband subscribers. On the other hand, we lost 42.7 thousand video subscribers.

The following table sets forth the breakdown of RGUs by service type for our Cable segment as of September 30, 2025, and 2024.

RGUs	3Q’25 Net Adds	3Q’25	3Q’24
Video	(42,691)	3,677,832	3,941,178
Broadband	21,583	5,648,408	5,711,169
Voice	40,688	5,512,882	5,418,270
Mobile	94,007	557,608	322,957
Total RGUs	113,587	15,396,730	15,393,574

Sky Operating Metrics

During the quarter, Sky had around 329.4 thousand RGUs net disconnections, primarily due to the loss of 299.8 thousand video RGUs.

The following table sets forth the breakdown of RGUs by service type for Sky as of September 30, 2025, and 2024.

RGUs	3Q’25 Net Adds	3Q’25	3Q’24
Video	(299,757)	3,793,812	4,927,928
Broadband	(28,951)	251,263	389,305
Voice	1	163	236
Mobile	(688)	10,598	15,523
Total RGUs	(329,395)	4,055,836	5,332,992

Revenues and Operating Segment Income

Third quarter segment revenues decreased by 4.4% to Ps.14,730.8 million compared with Ps.15,406.5 million in the third quarter of 2024. Revenues in our MSO operations decreased by 0.7%, primarily due to a slightly lower subscriber base; however, they grew 0.4% on a sequential basis. Revenues in our Enterprise Operations increased by 7.7%. Finally, Sky’s revenues declined by 18.2%, driven by a year-on-year decrease in RGUs.

Third quarter operating segment income decreased by 0.7% to Ps.5,677.1 million compared with Ps.5,717.1 million in the third quarter of 2024. The margin reached 38.5%, increasing by approximately 140 basis points year-on-year, driven by ongoing efficiencies and synergies.

The following table presents the third-quarter consolidated results for the periods ended September 30, 2025, and 2024, for each of our business segments. Consolidated results for the year and the third quarter of 2025 and 2024 are presented in millions of Mexican pesos.

Revenue (1)	3Q'25	3Q'24	Change %
Millions of Mexican pesos
MSO Operations (1)	10,580.8	10,654.5	(0.7)
Enterprise Operations (1)	1,099.0	1,020.9	7.7
Cable	11,679.8	11,675.4	0.0
Sky	3,051.0	3,731.1	(18.2)
Segment Revenues	14,730.8	15,406.5	(4.4)
Operating Segment Income	5,677.1	5,717.1	(0.7)
Margin (%)	38.5	37.1
(1) Revenue results for our MSO and Enterprise operations include consolidation adjustments

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Corporate Expense

Corporate expense decreased by Ps.3.8 million, or 6.2%, to Ps.57.4 million in the third quarter of 2025, from Ps.61.2 million in the third quarter of 2024. The decrease primarily reflected a decline in share-based compensation expense, which was partially offset by an increase in other corporate expenses.

Share-based compensation expense in the third quarter 2025 and 2024 amounted to Ps.72.3 million and Ps.110.2 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other expense, Net

Other expense, net, decreased by Ps.275.6 million, or 86.3%, to Ps.43.7 million in the third quarter of 2025, from Ps.319.3 million in the third quarter of 2024. This decrease reflected primarily a recovery of an insurance claim, as well as a lower non-recurring severance expense in connection with headcount reductions, which was partially offset by a higher loss on disposition of equipment.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the quarters ended September 30, 2025 and 2024.

Other (Expense) Income, Net	3Q’25	3Q’24
Cash	(132.1)	(314.8)
Non-cash	88.4	(4.5)
Total	(43.7)	(319.3)

Finance Expense, Net

The following table sets forth the finance expense, net, stated in millions of Mexican pesos for the quarters ended September 30, 2025 and 2024.

	3Q’25	3Q’24	Favorable (Unfavorable) Change
Interest expense	(1,756.7)	(2,064.9)	308.2
Interest income	536.5	879.0	(342.5)
Foreign exchange gain (loss), net	622.6	(294.8)	917.4
Other finance (expense) income, net	(77.8)	221.4	(299.2)
Finance expense, net	(675.4)	(1,259.3)	583.9

Finance expense, net, decreased by Ps.583.9 million, or 46.4%, to Ps.675.4 million in the third quarter of 2025, from Ps.1,259.3 million in the third quarter of 2024.

This decrease reflected:

(i)	a Ps.308.2 million decrease in interest expense, primarily in connection with a lower average principal amount of debt, and a lower average U.S. dollar exchange rate in the third quarter of 2025; and
(ii)	a Ps.917.4 million favorable change in foreign exchange gain or loss, net, resulting primarily from a 2.8% appreciation of the Mexican peso against the U.S. dollar on a higher average U.S. dollar-denominated net liability position in the third quarter of 2025, compared with a 7.2% depreciation of the Mexican peso against the U.S. dollar on a lower average U.S. dollar-denominated net liability position in the third quarter of 2024.

These favorable variances were partially offset by (i) a Ps.342.5 million decrease in interest income, explained primarily by lower interest rates applicable to our cash equivalents in Mexican pesos and U.S. dollars in the third quarter of 2025, as well as a lower average U.S. dollar exchange rate applicable to our interest income from U.S. dollar cash equivalents, and a lower average amount of cash equivalents in the third quarter of 2025; and (ii) a Ps.299.2 million unfavorable change in other finance income or expense, net, resulting from a loss in fair value of our derivatives contracts in the third quarter of 2025.

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Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.893.1 million, to Ps.843.0 million in the third quarter of 2025, from Ps.1,736.1 million in the third quarter of 2024. This decrease primarily reflected a lower share of income of TelevisaUnivision, Inc. (“TelevisaUnivision”) in the third quarter of 2025.

Share of income of associates and joint ventures, net, in the third quarter of 2025, included primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes increased by Ps.2,837.1 million, to Ps.3,008.1 million in the third quarter of 2025, from Ps.171.0 million in the third quarter of 2024. This increase reflected primarily a higher effective income tax rate, primarily in connection with (i) as discussed above, a non-cash write-off of a deferred income tax asset derived from capital tax losses that are expected to remain unused at their maturity, which was calculated by applying the estimated annual effective income tax rate for the nine months ended September 30, 2025, and (ii) an expected tax inflationary gain derived from a net liability monetary position on certain significant companies in the Group.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.16.8 million to Ps.20.8 million in the third quarter of 2025, compared with Ps.4.0 million in the third quarter of 2024. This increase reflected primarily a higher net income attributable to non-controlling interests in our Cable segment in the third quarter of 2025.

Financial position, liquidity and capital resources

Capital Expenditures

During the third quarter of 2025, we invested approximately U.S.$196.1 million (Ps.3,656.6 million) in property, plant and equipment as capital expenditures.

The following table sets forth the total amount of capital expenditures in property, plant and equipment for the quarters ended September 30, 2025, and 2024, in millions of U.S. dollars and Mexican pesos:

	3Q’25 (Millions of U.S. Dollars)	3Q’25 (Millions of Mexican Pesos)	3Q’24 (Millions of U.S. Dollars)	3Q’24 (Millions of Mexican Pesos)
Capital Expenditures	196.1	3,656.6	128.1	2,426.6

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of September 30, 2025, and December 31, 2024. Amounts are stated in millions of Mexican pesos.

	September 30, 2025	December 31, 2024	(Decrease) Increase
Current portion of long-term debt	3,802.0	4,557.0	(755.0)
Long-term debt, net of current portion	83,259.1	98,398.2	(15,139.1)
Total debt (1)	87,061.1	102,955.2	(15,894.1)
Current portion of long-term lease liabilities	1,265.7	1,243.0	22.7
Long-term lease liabilities, net of current portion	3,437.0	4,143.7	(706.7)
Total lease liabilities	4,702.7	5,386.7	(684.0)
Total debt and lease liabilities	91,763.8	108,341.9	(16,578.1)

(1)	As of September 30, 2025 and December 31, 2024, total debt is presented net of finance costs in the aggregate amount of Ps.1,195.3 million and Ps.1,259.0 million, respectively.

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As of September 30, 2025, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.50,086.3 million. The non-current investments in financial instruments amounted to an aggregate of Ps.3,820.7 million as of September 30, 2025.

Shares Outstanding

As of September 30, 2025 and December 31, 2024, our shares outstanding amounted to 312,120.7 million and 315,451.8 million shares, respectively, and our CPO equivalents outstanding amounted to 2,667.7 million and 2,696.2 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2025 and December 31, 2024, the GDS (Global Depositary Shares) equivalents outstanding amounted to 533.5 million and 539.2 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPOs equivalents by five.

Internal control

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives

	3Q’25	Margin	3Q’24	Margin	Change
		%		%	%
Revenues	14,627.0	100.0	15,362.8	100.0	(4.8)
Operating segment income (1)	5,677.1	38.5	5,717.1	37.1	(0.7)
(1)	The operating segment income margin is calculated as a percentage of segment revenues.

	3Q’25	Margin	3Q’24	Margin	Change
		%		%	%
Revenues	14,627.0	100.0	15,362.8	100.0	(4.8)
Net (loss) income	(1,911.7)	(13.1)	670.5	4.4	n/a
Net (loss) income attributable to stockholders of the Company	(1,932.5)	(13.2)	666.5	4.3	n/a
Segment revenues	14,730.8	100.0	15,406.5	100.0	(4.4)
Operating segment income (1)	5,677.1	38.5	5,717.1	37.1	(0.7)
(1)	The operating segment income margin is calculated as a percentage of segment revenues.

Revenues	3Q’25%		3Q’24%		Change %
Cable	11,679.8	79.3	11,675.4	75.8	0.0
Sky	3,051.0	20.7	3,731.1	24.2	(18.2)
Segment Revenues	14,730.8	100.0	15,406.5	100.0	(4.4)
Intersegment Operations (1)	(103.8)		(43.7)
Revenues	14,627.0		15,362.8		(4.8)

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Operating Segment Income (2)	3Q’25	Margin %	3Q’24	Margin %	Change %
Operating Segment Income (2)	5,677.1	38.5	5,717.1	37.1	(0.7)
Corporate Expenses	(57.4)	(0.4)	(61.2)	(0.4)	6.2
Depreciation and Amortization	(4,604.5)	(31.5)	(4,907.5)	(31.9)	6.2
Other Expense, net	(43.7)	(0.3)	(319.3)	(2.1)	n/a
Intersegment Operations (1)	(42.7)	(0.3)	(64.4)	(0.4)	n/a
Operating Income	928.8	6.3	364.7	2.4	n/a
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses; and other expense, net.

Sustainability

This last August, we published our 2024 Sustainability Report "Your world, connected", aligned to the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) indicators, with a limited assurance, where we detail our ESG strategy consisting of 4 pillars: climate-resilient connections, digital inclusion, empowering people, and leading by example, framing our initiatives to create a positive impact in our business and the world. Through our diverse portfolio of services, we enable connectivity and fulfill our purpose: Bringing people closer to what matters most to them.

Through our actions and enhanced of our disclosure on Environmental, Social, and Governance topics, we increased our "S&P Global ESG Score" by 10 points, driven by improvements in the Social and Governance dimensions.

Finally, we completed this year's Carbon Disclosure Project (CDP) questionnaire, a non-profit organization that operates the global disclosure system for investors, companies, cities, states, and regions to manage their environmental impacts. We expect the evaluation results later this year.

Additional Information Available on Website

The information in this management commentary should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2024, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, from time to time, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information, as well as other important information concerning its business, on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this management commentary and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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[110000] General information about financial statements

Ticker:	TLEVISA
Period covered by financial statements:	2025-01-01 TO 2025-09-30
Date of end of reporting period:	2025-09-30
Name of reporting entity or other means of identification:	TLEVISA
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS
Consolidated:	YES
Number of quarter:	3
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of September 30, 2025 and December 31, 2024, and for the nine months ended September 30, 2025 and 2024, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2024, 2023 and 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2025. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2025 did not have a significant impact in these unaudited condensed consolidated financial statements.

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Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:
Institution:

   BBVA Bancomer
   Benchmark
   BofA Securities
   Bradesco
   BTG Pactual
   Citi
   GBM
   Goldman Sachs
   HSBC
   Jefferies
   JP Morgan
   Morgan Stanley
   Morningstar
   New Street
   Santander
   UBS
   Vector

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[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2025-09-30	Close Previous Exercise 2024-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	37,856,776,000	46,193,173,000
Trade and other current receivables	15,756,339,000	11,506,195,000
Current tax assets, current	5,247,647,000	6,374,140,000
Other current financial assets	0	1,297,000,000
Current inventories	419,508,000	463,225,000
Current biological assets	0	0
Other current non-financial assets	[1] 2,388,833,000	2,433,773,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	61,669,103,000	68,267,506,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	61,669,103,000	68,267,506,000
Non-current assets
Trade and other non-current receivables	484,354,000	3,777,969,000
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	3,820,704,000	3,198,762,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	43,873,075,000	44,436,697,000
Property, plant and equipment	60,094,005,000	63,664,261,000
Investment property	2,644,710,000	2,706,528,000
Right-of-use assets that do not meet definition of investment property	3,288,584,000	3,336,917,000
Goodwill	13,454,998,000	13,454,998,000
Intangible assets other than goodwill	24,557,637,000	25,472,091,000
Deferred tax assets	19,042,332,000	20,630,753,000
Other non-current non-financial assets	[2] 2,804,500,000	2,711,414,000
Total non-current assets	174,064,899,000	183,390,390,000
Total assets	235,734,002,000	251,657,896,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	19,906,900,000	18,508,001,000
Current tax liabilities, current	61,242,000	1,320,644,000
Other current financial liabilities	5,509,047,000	6,231,494,000
Current lease liabilities	1,265,657,000	1,242,957,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	0	0
Total current provisions	0	0
Total current liabilities other than liabilities included in disposal groups classified as held for sale	26,742,846,000	27,303,096,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	26,742,846,000	27,303,096,000
Non-current liabilities
Trade and other non-current payables	6,535,423,000	6,644,580,000
Current tax liabilities, non-current	0	0

12 of 88

Concept	Close Current Quarter 2025-09-30	Close Previous Exercise 2024-12-31
Other non-current financial liabilities	83,259,055,000	98,398,223,000
Non-current lease liabilities	3,436,956,000	4,143,682,000
Other non-current non-financial liabilities	0	0
Non-current provisions
Non-current provisions for employee benefits	830,863,000	772,482,000
Other non-current provisions	1,485,346,000	1,448,768,000
Total non-current provisions	2,316,209,000	2,221,250,000
Deferred tax liabilities	2,351,347,000	1,251,440,000
Total non-current liabilities	97,898,990,000	112,659,175,000
Total liabilities	124,641,836,000	139,962,271,000
Equity
Issued capital	3,933,549,000	3,933,549,000
Share premium	13,359,470,000	13,359,470,000
Treasury shares	14,106,661,000	13,997,290,000
Retained earnings	110,281,842,000	112,041,102,000
Other reserves	(11,728,165,000)	(12,882,775,000)
Total equity attributable to owners of parent	101,740,035,000	102,454,056,000
Non-controlling interests	9,352,131,000	9,241,569,000
Total equity	111,092,166,000	111,695,625,000
Total equity and liabilities	235,734,002,000	251,657,896,000

13 of 88

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2025-01-01 - 2025- 09-30	Accumulated Previous Year 2024-01-01 - 2024- 09-30	Quarter Current Year 2025-07-01 - 2025- 09-30	Quarter Previous Year 2024-07-01 - 2024- 09-30
Profit or loss
Profit (loss)
Revenue	44,330,039,000	47,034,530,000	14,627,086,000	15,362,804,000
Cost of sales	27,493,819,000	30,862,791,000	9,258,735,000	9,944,326,000
Gross profit	16,836,220,000	16,171,739,000	5,368,351,000	5,418,478,000
Distribution costs	5,932,478,000	6,685,466,000	1,655,117,000	2,131,358,000
Administrative expenses	7,614,956,000	7,550,498,000	2,740,685,000	2,603,095,000
Other income	0	1,444,339,000	0	0
Other expense	516,635,000	0	43,754,000	319,318,000
Profit (loss) from operating activities	2,772,151,000	3,380,114,000	928,795,000	364,707,000
Finance income	3,022,587,000	3,105,990,000	1,159,194,000	1,100,441,000
Finance costs	5,798,997,000	6,088,659,000	1,834,533,000	2,359,716,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	2,145,707,000	1,717,767,000	843,030,000	1,736,052,000
Profit (loss) before tax	2,141,448,000	2,115,212,000	1,096,486,000	841,484,000
Tax income (expense)	3,169,100,000	627,800,000	3,008,176,000	170,972,000
Profit (loss) from continuing operations	(1,027,652,000)	1,487,412,000	(1,911,690,000)	670,512,000
Profit (loss) from discontinued operations	0	56,816,000	0	0
Profit (loss)	(1,027,652,000)	1,544,228,000	(1,911,690,000)	670,512,000
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	(1,138,214,000)	1,592,685,000	(1,932,468,000)	666,472,000
Profit (loss), attributable to non-controlling interests	110,562,000	(48,457,000)	20,778,000	4,040,000
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	(0.42)	0.57	(0.72)	0.25
Basic earnings (loss) per share from discontinued operations	0	0.02	0	0
Total basic earnings (loss) per share	[3] (0.42)	0.59	(0.72)	0.25
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	(0.42)	0.53	(0.72)	0.23
Diluted earnings (loss) per share from discontinued operations	0	0.02	0	0
Total diluted earnings (loss) per share	[4] (0.42)	0.55	(0.72)	0.23

14 of 88

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2025-01-01 - 2025- 09-30	Accumulated Previous Year 2024-01-01 - 2024- 09-30	Quarter Current Year 2025-07-01 - 2025- 09-30	Quarter Previous Year 2024-07-01 - 2024- 09-30
Statement of comprehensive income
Profit (loss)	(1,027,652,000)	1,544,228,000	(1,911,690,000)	670,512,000
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	999,279,000	76,451,000	252,245,000	(298,782,000)
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	984,000	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	999,279,000	77,435,000	252,245,000	(298,782,000)
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	(1,807,361,000)	2,145,430,000	(395,815,000)	982,199,000
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	(1,807,361,000)	2,145,430,000	(395,815,000)	982,199,000
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	(1,501,829,000)	862,631,000	(167,804,000)	449,250,000
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	(1,501,829,000)	862,631,000	(167,804,000)	449,250,000
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options

15 of 88

Concept	Accumulated Current Year 2025-01-01 - 2025- 09-30	Accumulated Previous Year 2024-01-01 - 2024- 09-30	Quarter Current Year 2025-07-01 - 2025- 09-30	Quarter Previous Year 2024-07-01 - 2024- 09-30
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	3,464,521,000	(5,260,921,000)	690,273,000	(2,608,927,000)
Total other comprehensive income that will be reclassified to profit or loss, net of tax	155,331,000	(2,252,860,000)	126,654,000	(1,177,478,000)
Total other comprehensive income	1,154,610,000	(2,175,425,000)	378,899,000	(1,476,260,000)
Total comprehensive income	126,958,000	(631,197,000)	(1,532,791,000)	(805,748,000)
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	16,396,000	(582,740,000)	(1,553,569,000)	(809,788,000)
Comprehensive income, attributable to non-controlling interests	110,562,000	(48,457,000)	20,778,000	4,040,000

16 of 88

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2025-01-01 - 2025- 09-30	Accumulated Previous Year 2024-01-01 - 2024- 09-30
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	(1,027,652,000)	1,544,228,000
Adjustments to reconcile profit (loss)
+ Discontinued operations	0	0
+ Adjustments for income tax expense	3,169,100,000	641,628,000
+ (-) Adjustments for finance costs	0	0
+ Adjustments for depreciation and amortisation expense	13,458,970,000	15,183,004,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
+ Adjustments for provisions	257,377,000	(1,521,894,000)
+ (-) Adjustments for unrealised foreign exchange losses (gains)	(4,007,840,000)	3,553,243,000
+ Adjustments for share-based payments	288,537,000	406,825,000
+ (-) Adjustments for fair value losses (gains)	(371,725,000)	(628,171,000)
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	70,673,000	(81,267,000)
+ Share of income of associates and joint ventures	(2,145,707,000)	(1,717,767,000)
+ (-) Adjustments for decrease (increase) in inventories	194,718,000	1,913,738,000
+ (-) Adjustments for decrease (increase) in trade accounts receivable	(984,226,000)	(961,016,000)
+ (-) Adjustments for decrease (increase) in other operating receivables	(1,156,958,000)	561,994,000
+ (-) Adjustments for increase (decrease) in trade accounts payable	1,234,689,000	1,011,816,000
+ (-) Adjustments for increase (decrease) in other operating payables	10,490,000	(1,138,017,000)
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	0	0
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	2,666,000	0
+ (-) Total adjustments to reconcile profit (loss)	10,020,764,000	17,224,116,000
Net cash flows from (used in) operations	8,993,112,000	18,768,344,000
- Dividends paid	0	0
+ Dividends received	0	0
- Interest paid	(5,798,997,000)	(5,807,034,000)
+ Interest received	(345,580,000)	(548,169,000)
+ (-) Income taxes refund (paid)	1,686,532,000	1,608,127,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	12,759,997,000	22,419,082,000
Cash flows from (used in) investing activities
+ Cash flows from losing control of subsidiaries or other businesses	5,000,000	10,000,000
- Cash flows used in obtaining control of subsidiaries or other businesses	0	0
+ Other cash receipts from sales of equity or debt instruments of other entities	0	0
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	0	0
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	112,212,000	614,005,000
- Purchase of property, plant and equipment	7,558,905,000	6,241,954,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	785,900,000	1,149,423,000
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0

17 of 88

Concept	Accumulated Current Year 2025-01-01 - 2025- 09-30	Accumulated Previous Year 2024-01-01 - 2024- 09-30
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	0	0
- Interest paid	0	0
+ Interest received	0	0
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	780,305,000	(114,014,000)
Net cash flows from (used in) investing activities	(7,447,288,000)	(6,881,386,000)
Cash flows from (used in) financing activities
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity's shares	0	0
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	(3,906,654,000)	(10,000,000,000)
- Repayments of borrowings	2,650,000,000	(10,000,000,000)
- Payments of finance lease liabilities	545,500,000	504,241,000
- Payments of lease liabilities	679,553,000	642,804,000
+ Proceeds from government grants	0	0
- Dividends paid	1,018,954,000	1,018,954,000
- Interest paid	5,381,000,000	5,487,000,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	612,120,000	464,523,000
Net cash flows from (used in) financing activities	(13,569,541,000)	(7,188,476,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(8,256,832,000)	8,349,220,000
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(79,565,000)	98,080,000
Net increase (decrease) in cash and cash equivalents	(8,336,397,000)	8,447,300,000
Cash and cash equivalents at beginning of period	46,193,173,000	32,586,352,000
Cash and cash equivalents at end of period	37,856,776,000	41,033,652,000

18 of 88

[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	3,933,549,000	13,359,470,000	13,997,290,000	112,041,102,000	0	1,219,326,000	1,384,476,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	(1,138,214,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(1,807,361,000)	(1,501,829,000)	0	0
Total comprehensive income	0	0	0	(1,138,214,000)	0	(1,807,361,000)	(1,501,829,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,018,954,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	109,371,000	397,908,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	109,371,000	(1,759,260,000)	0	(1,807,361,000)	(1,501,829,000)	0	0
Equity at end of period	3,933,549,000	13,359,470,000	14,106,661,000	110,281,842,000	0	(588,035,000)	(117,353,000)	0	0

19 of 88

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(16,444,790,000)	0	0	(613,454,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	999,279,000	0	0	0	0	0	0
Total comprehensive income	0	0	999,279,000	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	999,279,000	0	0	0	0	0	0
Equity at end of period	0	0	(15,445,511,000)	0	0	(613,454,000)	0	0	0

20 of 88

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	1,571,667,000	(12,882,775,000)	102,454,056,000	9,241,569,000	111,695,625,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	(1,138,214,000)	110,562,000	(1,027,652,000)
Other comprehensive income	0	0	0	3,464,521,000	1,154,610,000	1,154,610,000	0	1,154,610,000
Total comprehensive income	0	0	0	3,464,521,000	1,154,610,000	16,396,000	110,562,000	126,958,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,018,954,000	0	1,018,954,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	288,537,000	0	288,537,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	3,464,521,000	1,154,610,000	(714,021,000)	110,562,000	(603,459,000)
Equity at end of period	0	0	0	5,036,188,000	(11,728,165,000)	101,740,035,000	9,352,131,000	111,092,166,000

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[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,722,776,000	15,889,819,000	11,865,735,000	120,400,302,000	0	(1,750,143,000)	84,257,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	1,592,685,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	2,145,430,000	862,631,000	0	0
Total comprehensive income	0	0	0	1,592,685,000	0	2,145,430,000	862,631,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,018,954,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	(752,071,000)	(2,530,349,000)	0	(5,901,618,000)	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	(37,156,000)	0	(373,369,000)	(336,213,000)	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	4,301,921,000	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	3,418,720,000	3,825,545,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	(789,227,000)	(2,530,349,000)	3,045,351,000	2,463,366,000	0	2,145,430,000	862,631,000	0	0
Equity at end of period	3,933,549,000	13,359,470,000	14,911,086,000	122,863,668,000	0	395,287,000	946,888,000	0	0

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	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(16,256,975,000)	0	0	(577,275,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	76,451,000	0	0	984,000	0	0	0
Total comprehensive income	0	0	76,451,000	0	0	984,000	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	76,451,000	0	0	984,000	0	0	0
Equity at end of period	0	0	(16,180,524,000)	0	0	(576,291,000)	0	0	0

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	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	8,633,343,000	(9,866,793,000)	119,280,369,000	15,392,064,000	134,672,433,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	1,592,685,000	(48,457,000)	1,544,228,000
Other comprehensive income	0	0	0	(5,260,921,000)	(2,175,425,000)	(2,175,425,000)	0	(2,175,425,000)
Total comprehensive income	0	0	0	(5,260,921,000)	(2,175,425,000)	(582,740,000)	(48,457,000)	(631,197,000)
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,018,954,000	0	1,018,954,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	(9,184,038,000)	0	(9,184,038,000)
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	4,301,921,000	(6,079,868,000)	(1,777,947,000)
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	406,825,000	0	406,825,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(5,260,921,000)	(2,175,425,000)	(6,076,986,000)	(6,128,325,000)	(12,205,311,000)
Equity at end of period	0	0	0	3,372,422,000	(12,042,218,000)	113,203,383,000	9,263,739,000	122,467,122,000

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[700000] Informative data about the Statement of financial position
Concept	Close Current Quarter 2025-09-30	Close Previous Exercise 2024-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	1,970,999,000	1,970,999,000
Restatement of capital stock	1,962,550,000	1,962,550,000
Plan assets for pensions and seniority premiums	415,153,000	414,373,000
Number of executives	44	34
Number of employees	26,651	28,004
Number of workers	0	0
Outstanding shares	312,120,710,967	315,451,797,726
Repurchased shares	28,501,087,290	25,170,000,531
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

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[700002] Informative data about the Income statement
Concept	Accumulated Current Year 2025-01-01 - 2025- 09-30	Accumulated Previous Year 2024-01-01 - 2024- 09-30	Quarter Current Year 2025-07-01 - 2025- 09-30	Quarter Previous Year 2024-07-01 - 2024- 09-30
Informative data of the Income Statement
Operating depreciation and amortization	13,458,970,000	[5] 15,151,496,000	4,604,427,000	4,907,436,000

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[700003] Informative data - Income statement for 12 months

Concept	Current Year 2024-10-01 - 2025- 09-30	Previous Year 2023-10-01 - 2024- 09-30
Informative data - Income Statement for 12 months
Revenue	59,556,373,000	63,394,336,000
Profit (loss) from operating activities	(3,426,824,000)	3,714,066,000
Profit (loss)	(10,900,260,000)	(5,673,677,000)
Profit (loss), attributable to owners of parent	(10,996,419,000)	(5,256,126,000)
Operating depreciation and amortization	18,818,327,000	20,319,689,000

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[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
SYNDICATE 1	NO	2024-04-11	2029-04-11	TIIE+1.25					2,467,311,000
SYNDICATE 2	NO	2024-04-11	2029-04-11	TIIE+1.25					7,473,558,000
TOTAL					0	0	0	0	9,940,869,000	0	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	0	0	0	9,940,869,000	0	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,484,984,000
SENIOR NOTES 2	YES	2013-05-14	2043-05-14	7.62						6,163,531,000
NOTES 3	NO	2017-10-09	2027-09-27	8.79			4,493,292,000
SENIOR NOTES 4	YES	2002-03-11	2032-03-11	8.94												5,467,411,000
SENIOR NOTES 5	YES	2009-11-23	2040-01-16	6.97												10,860,969,000
SENIOR NOTES 6	YES	2014-05-13	2045-05-15	5.26												14,048,684,000
SENIOR NOTES 7	YES	2015-11-24	2026-01-30	4.86								3,802,011,000
SENIOR NOTES 8	YES	2015-11-24	2046-01-31	6.44												15,994,542,000
SENIOR NOTES 9	YES	2019-05-21	2049-05-24	5.52												11,804,773,000
TOTAL					0	0	4,493,292,000	0	0	10,648,515,000	0	3,802,011,000	0	0	0	58,176,379,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	4,493,292,000	0	0	10,648,515,000	0	3,802,011,000	0	0	0	[6] 58,176,379,000
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
SUPPLIERS 1						10,560,501,000	17,541,000	17,542,000	35,084,000	37,631,000		1,992,510,000
TOTAL					0	10,560,501,000	17,541,000	17,542,000	35,084,000	37,631,000	0	1,992,510,000	0	0	0	0
Total suppliers
TOTAL					0	10,560,501,000	17,541,000	17,542,000	35,084,000	37,631,000	0	1,992,510,000	0	0	0	0
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Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Other current and non-current liabilities
Foreign trade
DEIVATE FINANCIAL INSTRUMENTS 1					191,079,000	193,735,000
TOTAL					191,079,000	193,735,000	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					191,079,000	193,735,000	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL					191,079,000	10,754,236,000	4,510,833,000	17,542,000	9,975,953,000	10,686,146,000	0	5,794,521,000	0	0	0	58,176,379,000

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[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	804,836,000	14,753,207,000	710,239,000	13,019,178,000	27,772,385,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	804,836,000	14,753,207,000	710,239,000	13,019,178,000	27,772,385,000
Liabilities position
Current liabilities	422,479,000	7,744,336,000	6,222,000	114,054,000	7,858,390,000
Non-current liabilities	3,282,119,000	60,163,539,000	0	0	60,163,539,000
Total liabilities	3,704,598,000	67,907,875,000	6,222,000	114,054,000	68,021,929,000
Net monetary assets (liabilities)	(2,899,762,000)	(53,154,668,000)	704,017,000	12,905,124,000	[7] (40,249,544,000)

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[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
IZZI, IZZI GO
CABLE - DIGITAL CONTENT	12,410,923,000	0	0	12,410,923,000
CABLE - BROADBAND SERVICES	15,142,949,000	0	0	15,142,949,000
CABLE - ADVERTISING	1,597,888,000	0	0	1,597,888,000
CABLE - TELEPHONY	1,846,293,000	0	0	1,846,293,000
CABLE - OTHER INCOME	641,973,000	0	0	641,973,000
BESTEL, METRORED
CABLE - ENTERPRISE OPERATIONS	2,792,297,000	0	387,207,000	3,179,504,000
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO, BLUE TELECOMM
SKY - DTH BROADCAST SATELLITE TV	8,685,199,000	0	453,481,000	9,138,680,000
SKY - PAY PER VIEW	18,644,000	0	1,862,000	20,506,000
SKY - ADVERTISING	665,343,000	0	0	665,343,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(314,020,000)	0	0	(314,020,000)
TOTAL	43,487,489,000	0	842,550,000	44,330,039,000

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[800007] Annex - Financial derivative instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1

TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS

III. QUALITATIVE AND QUANTITATIVE INFORMATION
i.    Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the third quarter of 2025, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of September 30, 2025, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

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The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from July to September 2025, there were no defaults, or margin calls under the aforementioned financial derivative transactions.

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The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.
The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that forms the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.
The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

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Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivative instruments

iii.    Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv.  Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
Changes in the Company’s exposure to the principal risks identified thereby and, in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

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Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
1.
During the relevant quarter, forwards through which Grupo Televisa, S.A.B. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $85,358,480.00 (Eighty-Five Million Three Hundred Fifty-Eight Thousand Four Hundred Eighty U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $12,707,351.08 (Twelve Million Seven Hundred Seven Thousand Three Hundred Fifty-One Mexican Pesos 8/100) was incurred in the quarter.

2.
During the relevant quarter, forwards through which Empresas Cablevisión, S.A.B. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $6,000,000.00 (Six Million U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $10,591,600.00 (Ten Million Five Hundred Ninety-One Thousand Six Hundred Mexican pesos 00/100) was incurred in the quarter.

3.
During the relevant quarter, forwards through which Televisión Internacional, S.A. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $9,000,000.00 (Nine Million U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $15,993,900.00 (Fifteen Million Nine Hundred Ninety-Three Thousand Nine Hundred Mexican pesos 00/100) was incurred in the quarter.

4.
During the relevant quarter, forwards through which Cablemás Telecomunicaciones, S.A. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $6,000,000.00 (Six Million U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $10,636,000.00 (Ten Million Six Hundred Thirty-Six Thousand Mexican pesos 00/100) was incurred in the quarter.

5.
During the relevant quarter, forwards through which Corporación Novavisión, S. de R.L. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $15,000,000.00 (Fifteen Million U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $26,881,000.00 (Twenty-Six Million Eight Hundred Eighty-One Thousand Mexican pesos 00/100) was incurred in the quarter.

During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

Quantitative information for disclosure

v. Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión, S.A.B. de C.V., Cablemás Telecomunicaciones, S.A. de C.V., Corporación Novavisión, S. de R.L. de C.V., and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.
IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

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TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
September 30, 2025
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (6)	Previous Quarter (7)	Current Quarter Dr (Cr) (6)	Previous Quarter Dr (Cr) (7)	Maturing per Year
Forward (1)	Hedging	U.S.$346,008 / $6,596,557	U.S.$346,008 / $6,596,557	U.S.$373,252 / $7,067,654	(170,400)	69,321	2026	Does not exist (8)
Forward (1)	Hedging	U.S.$41,000 / $825,069	U.S.$41,000 / $825,069	U.S.$54,000 / $1,099,906	(64,456)	(71,532)	2026	Does not exist (8)
Forward (2)	Hedging	U.S.$15,900 / $320,925	U.S.$15,900 / $320,925	U.S.$22,500 / $458,540	(26,248)	(30,239)	2026	Does not exist (8)
Forward (3)	Hedging	U.S.$13,500 / $272,123	U.S.$13,500 / $272,123	U.S.$18,000 / $365,753	(21,170)	(22,027)	2026	Does not exist (8)
Forward (4)	Hedging	U.S.$38,500 / $775,105	U.S.$38,500 / $775,105	U.S.$50,000 / $1,014,390	(59,942)	(58,594)	2026	Does not exist (8)
Forward (5)	Hedging	U.S.$37,600 / $743,774	U.S.$37,600 / $743,774	U.S.$27,000 / $548,108	(42,598)	(31,003)	2026	Does not exist (8)
				Total	(384,814)	(144,074)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	Acquired by Empresas Cablevisión, S.A.B. de C.V.
(4)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(5)	Acquired by Cablemás Telecomunicaciones, S.A de C.V.
(6)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of September 30, 2025, is as follows:

Other current financial assets	Ps.	-
Other current financial liabilities		(384,814)
	Ps.	(384,814)

(7)	Information as of June 30, 2025.
(8)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support”.

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[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2025-09-30	Close Previous Exercise 2024-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	19,817,000	18,620,000
Balances with banks	79,040,693,000	3,887,272,000
Total cash	79,060,510,000	3,905,892,000
Cash equivalents
Short-term deposits, classified as cash equivalents	(41,203,734,000)	42,287,281,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	(41,203,734,000)	42,287,281,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	37,856,776,000	46,193,173,000
Trade and other current receivables
Current trade receivables	6,146,914,000	6,175,819,000
Current receivables due from related parties	4,156,491,000	339,553,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	1,570,351,000	933,410,000
Total current prepayments	1,570,351,000	933,410,000
Current receivables from taxes other than income tax	2,927,426,000	3,207,830,000
Current value added tax receivables	2,722,283,000	3,073,065,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	955,157,000	849,583,000
Total trade and other current receivables	15,756,339,000	11,506,195,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	419,508,000	463,225,000
Total current inventories	419,508,000	463,225,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	484,354,000	484,506,000
Non-current receivables due from related parties	0	3,293,463,000
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

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Concept	Close Current Quarter 2025-09-30	Close Previous Exercise 2024-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	484,354,000	3,777,969,000
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	1,099,082,000	1,152,053,000
Investments in associates	42,773,993,000	43,284,644,000
Total investments in subsidiaries, joint ventures and associates	43,873,075,000	44,436,697,000
Property, plant and equipment
Land and buildings
Land	1,640,650,000	1,671,043,000
Buildings	1,694,907,000	1,757,353,000
Total land and buildings	3,335,557,000	3,428,396,000
Machinery	47,688,752,000	51,539,645,000
Vehicles
Ships	0	0
Aircraft	0	0
Motor vehicles	98,473,000	205,152,000
Total vehicles	98,473,000	205,152,000
Fixtures and fittings	273,424,000	316,278,000
Office equipment	446,289,000	528,119,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	7,856,646,000	7,191,479,000
Construction prepayments	0	0
Other property, plant and equipment	394,864,000	455,192,000
Total property, plant and equipment	60,094,005,000	63,664,261,000
Investment property
Investment property completed	2,644,710,000	2,706,528,000
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	2,644,710,000	2,706,528,000
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	32,828,000	32,828,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	4,377,354,000	4,604,123,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	20,147,455,000	20,835,140,000
Total intangible assets other than goodwill	24,557,637,000	25,472,091,000
Goodwill	13,454,998,000	13,454,998,000
Total intangible assets and goodwill	38,012,635,000	38,927,089,000
Trade and other current payables

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Concept	Close Current Quarter 2025-09-30	Close Previous Exercise 2024-12-31
Current trade payables	12,553,011,000	11,329,869,000
Current payables to related parties	193,958,000	202,414,000
Accruals and deferred income classified as current
Deferred income classified as current	1,382,309,000	1,418,146,000
Rent deferred income classified as current	0	0
Accruals classified as current	3,748,183,000	2,947,500,000
Short-term employee benefits accruals	1,417,610,000	1,258,587,000
Total accruals and deferred income classified as current	5,130,492,000	4,365,646,000
Current payables on social security and taxes other than income tax	1,894,876,000	2,495,736,000
Current value added tax payables	1,606,121,000	2,031,341,000
Current retention payables	134,563,000	114,336,000
Other current payables	0	0
Total trade and other current payables	19,906,900,000	18,508,001,000
Other current financial liabilities
Bank loans current	0	0
Stock market loans current	3,802,011,000	4,556,950,000
Other current liabilities at cost	0	0
Other current liabilities at no cost	384,814,000	0
Other current financial liabilities	1,322,222,000	1,674,544,000
Total Other current financial liabilities	5,509,047,000	6,231,494,000
Trade and other non-current payables
Non-current trade payables	107,798,000	154,677,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	4,386,929,000	4,602,679,000
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	4,386,929,000	4,602,679,000
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	2,040,696,000	1,887,224,000
Total trade and other non-current payables	6,535,423,000	6,644,580,000
Other non-current financial liabilities
Bank loans non-current	9,940,869,000	12,578,198,000
Stock market loans non-current	73,318,186,000	85,820,025,000
Other non-current liabilities at cost	0	0
Other non-current liabilities at no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	83,259,055,000	98,398,223,000
Other provisions
Other non-current provisions	1,485,346,000	1,448,768,000
Other current provisions	0	0
Total other provisions	1,485,346,000	1,448,768,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	(588,035,000)	1,219,326,000
Reserve of cash flow hedges	(117,353,000)	1,384,476,000
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	(15,445,511,000)	(16,444,790,000)

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Concept	Close Current Quarter 2025-09-30	Close Previous Exercise 2024-12-31
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(613,454,000)	(613,454,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	5,036,188,000	1,571,667,000
Total other reserves	(11,728,165,000)	(12,882,775,000)
Net assets (liabilities)
Assets	235,734,002,000	251,657,896,000
Liabilities	124,641,836,000	139,962,271,000
Net assets (liabilities)	111,092,166,000	111,695,625,000
Net current assets (liabilities)
Current assets	61,669,103,000	68,267,506,000
Current liabilities	26,742,846,000	27,303,096,000
Net current assets (liabilities)	34,926,257,000	40,964,410,000

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[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2025-01-01 - 2025- 09-30	Accumulated Previous Year 2024-01-01 - 2024- 09-30	Quarter Current Year 2025-07-01 - 2025- 09-30	Quarter Previous Year 2024-07-01 - 2024- 09-30
Analysis of income and expense
Revenue
Revenue from rendering of services	35,455,736,000	37,955,599,000	11,811,008,000	12,219,737,000
Revenue from sale of goods	130,557,000	177,315,000	18,455,000	52,010,000
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	8,743,746,000	8,901,616,000	2,797,623,000	3,091,057,000
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	44,330,039,000	47,034,530,000	14,627,086,000	15,362,804,000
Finance income
Interest income	2,402,293,000	2,477,819,000	536,511,000	878,953,000
Net gain on foreign exchange	248,569,000	0	622,683,000	0
Gains on change in fair value of derivatives	371,725,000	628,171,000	0	221,488,000
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	3,022,587,000	3,105,990,000	1,159,194,000	1,100,441,000
Finance costs
Interest expense	5,798,997,000	5,797,834,000	1,756,704,000	2,064,928,000
Net loss on foreign exchange	0	290,825,000	0	294,788,000
Losses on change in fair value of derivatives	0	0	77,829,000	0
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	0	0	0	0
Total finance costs	5,798,997,000	6,088,659,000	1,834,533,000	2,359,716,000
Tax income (expense)
Current tax	281,591,000	3,409,029,000	536,310,000	1,259,097,000
Deferred tax	2,887,509,000	(2,781,229,000)	2,471,866,000	(1,088,125,000)
Total tax income (expense)	3,169,100,000	627,800,000	3,008,176,000	170,972,000

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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 and 2 of the Disclosure of interim financial reporting.

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of September 30, 2025 and December 31, 2024, and for the nine months ended September 30, 2025 and 2024, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2024, 2023 and 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2025. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2025 did not have a significant impact in these unaudited condensed consolidated financial statements.

Disclosure of significant accounting policies

Material Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2024, and where applicable, of its interim condensed consolidated financial statements, are summarized below. These accounting policies should be read in conjunction with the audited consolidated financial statements of the Group for the years ended December 31, 2024 and 2023, once they have been submitted to the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” and the U.S. Securities and Exchange Commission), respectively.

(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022, are presented in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, certain financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are material to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

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The consolidated statements of income or loss of the Group for the years ended December 31, 2024, 2023, and 2022 have been prepared to present the discontinued operations following the spin-off of most of the businesses of the Group’s former Other Businesses segment effective on January 31, 2024. Accordingly, the consolidated statements of income or loss of the Group for the years ended December 31, 2023 and 2022 have been re-presented from those originally reported by the Company, to present in those years the results from discontinued operations of the businesses that were spun-off by the Group on January 31, 2024 (see Notes 3 and 28).

The consolidated statement of income or loss of the Group for the year ended December 31, 2022, has been prepared to present the discontinued operations following the transaction between the Company and TelevisaUnivision that was closed on January 31, 2022 (the “TelevisaUnivision Transaction”) (see Notes 3 and 28).

These consolidated financial statements were authorized for issuance on March 28, 2025, by the Group’s Corporate Vice President of Finance.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the Group’s consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to be consolidated from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

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Discontinued Operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale, for which its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and represents a separate major line of business or operations.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

When an operation is classified as a discontinued operation, the comparative consolidated statements of income are re-presented as if the operation had been discontinued from the start of the comparative period.

Subsidiaries of the Company

At December 31, 2024 and 2023, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)		Business Segment
	2024	2023
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.5%	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (3)	100%	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (3)	100%	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (3)	66.4%	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (3)	100%	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (3)	100%	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (3)	100%	100%	Cable and Sky
Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”) and Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (3) (4)	100%	58.7%	Sky
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries (2)	—	100%
Editorial Televisa, S.A. de C.V. and subsidiaries (2)	—	100%
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries (2)	—	100%
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (5)	—	100%

(1)	Percentage of equity interest directly or indirectly held by the Company as of December 31, 2024 and 2023.
(2)
See Note 26 for a description of each of the Group’s reportable business segments. Most of the operations of the Group’s former Other Businesses segment were discontinued following the spin-off of these businesses by the Company on January 31, 2024, to create a new controlling entity of the spun-off businesses listed in the Mexican Stock Exchange (see Notes 3 and 28).

(3)
CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable, and Sky. Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of Empresas Cablevisión. In September 2024, Arretis, S.A.P.I. de C.V. was merged into Televisión Internacional, S.A. de C.V., which became the surviving entity resulting from this merger, and the parent company of the Cablecom subsidiaries.

(4)
Innova is an indirect subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct wholly-owned subsidiary of Innova Holdings. Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Through May 2024, the Company held a 58.7% interest of Innova’s equity and designated a majority of the members of Innova’s Board of Directors, and the non-controlling interests had certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights were protective in nature and did not affect decisions about relevant business activities of Innova. In June 2024, the Company acquired the remaining 41.3% non-controlling interest in the Sky segment held by AT&T, by which the Company became an indirect owner of 100% of the capital stock of Innova Holdings and Innova (see Notes 3 and 19).

(5)
Grupo Telesistema is a direct subsidiary of the Company. As of December 31, 2024 and 2023, Grupo Telesistema and its subsidiaries, together with the Company, owned most of the Group’s corporate assets, including the Group’s aggregate investment in common and preferred shares of TelevisaUnivision (see Notes 3, 10 and 26).

Concessions and Permits

The Group’s Cable and Sky segments, as well as the concessions held by the Group to broadcast programming over television stations for the signals of TelevisaUnivision, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión or “LFTR”).

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Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions are accounted for as intangible assets in the Group’s consolidated statement of financial position (see Notes 3, 13, 20 and 26).

Renewal of broadcasting concessions for the broadcast programming operations over television stations for the signals of TelevisaUnivision, requires, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay-TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2024, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2026 to 2059
Sky	Various from 2025 to 2056
Corporate assets: Broadcasting concessions (1)	In 2042 and 2052

(1)
Broadcasting concessions that remained in the Group after the TelevisaUnivision Transaction closed on January 31, 2022, which include 23 concessions for the use of spectrum that comprise the Group’s 225 TV stations for the signals of TelevisaUnivision, for a term of 20 years, starting in January 2022 and ending in January 2042, and six concessions to provide digital broadcasting television services on such TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In 2018, the Group paid an aggregate amount of Ps.5,753,349 in cash for the broadcasting concessions for the use of spectrum and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Notes 3, 13, 20 and 26).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

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(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with one or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in TelevisaUnivision represented by 43.0% and 43.7% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2024 and 2023, respectively (see Notes 3 and 10).

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3 Business Combinations, between the Company (including its consolidated subsidiaries) and its associate or joint venture is recognized in full in the Group’s financial statements. The Group adopted this accounting policy in connection with the TelevisaUnivision Transaction closed on January 31, 2022 (see Note 3), and in accordance with the guidelines of Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, and Effective Date of Amendments to IFRS 10 and IAS 28, issued by the IASB.

(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)	Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each of the Group´s entity operates (“functional currency”). The presentation currency of the Group’s consolidated financial statements is the Mexican peso.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when recognized in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.
Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

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Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that have the Mexican Peso as a functional currency and that keep its books and records in a different currency are initially converted to Mexican Pesos by utilizing the exchange rate on the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (hedged item), which amounted to U.S.$2,071.1 million (Ps.43,220,986) and U.S.$2,499.7 million (Ps.42,326,344) as of December 31, 2024 and 2023, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation to the extent that the hedge is effective (see Notes 10, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$37.6 million (Ps.784,769) and U.S.$39.8 million (Ps.674,451), as of December 31, 2024 and 2023, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss to the extent that the hedge is effective, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund (see Notes 9, 14 and 18).

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

As of December 31, 2024 and 2023, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 4.99% for U.S. dollar deposits and 10.73% for Mexican peso deposits in 2024, and approximately 4.65% for U.S. dollar deposits and 11.09% for Mexican peso deposits in 2023.

(g)	Transmission Rights

The Group incurs costs related to the license of the rights to use content owned by third parties and sports rights on its owned pay television platforms, which are described as transmission rights in the Group’s consolidated statement of financial position. The Group classifies transmission rights as current and non-current assets.

Transmission rights are valued at the lesser of acquisition cost and net realizable value.

Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the transmission rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues.

Transmission rights are recognized in income on a straight-line basis over the lives of the contracts.
(h)	Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realizable value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)	Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”). Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

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Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts receivable”, “other accounts receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income or loss are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income or loss when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL

Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade accounts receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the trade accounts receivables (see Note 7).

Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)	Property, Plant and Equipment, and Investment Property

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of such item. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

The costs of dismantling items of property, plant and equipment are recognized at the present value of the expected cost related to the dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s Cable segment networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2024 and 2023, the present value of the Group’s dismantling obligations amounted to Ps.1,126,997 and Ps.1,133,379, respectively.

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Depreciation of property, plant and equipment is based upon the carrying amount of the assets or the estimated residual value of the assets, if any, and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives

Buildings	20-50 years
Networks and technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	10-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals of assets are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income or loss.

If significant parts of an item of property, plant and equipment have different useful lives, then they are classified as separate items (major components) of property, plant and equipment.

Investment Property

Beginning on February 1, 2022, the Group has investment property. Investment property is property of the Group (land or a building or part of a building or both) held to earn rentals rather than for use in the production or supply of goods or services, or for administrative purposes, or sale in the ordinary course of business.

Depreciation of investment property is based upon the carrying amount of the assets in use and the estimated residual value of the assets, if any and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives

Buildings	20-65 years

The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(k)	Lease Agreements

As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments.

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term, on a straight–line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Group recognizes a depreciation of right-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities.

The Group leases its investment property consisting of certain owned building and land property (see Note 11). These lease agreements are classified as operating leases from a lessor perspective.

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(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks

The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions

The Group defined concessions to have an indefinite useful life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits. These concessions are not amortized, but instead they are subject to impairment testing at least annually. The useful life of concessions that is not being amortized is reviewed in each annual reporting period to determine whether events and circumstances continue to support an indefinite useful life for these concessions. Historically, the Group has renewed its telecommunications’ concessions upon expiration and generally all condition necessary to obtain renewal have been satisfied and the cost to renew these concessions has not been significant.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-line basis over the fixed term of the related concession.

Goodwill

Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income or loss and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the cash generating unit is compared with its recoverable amount. Any impairment loss shall be allocated to reduce the carrying amount of any goodwill and intangible assets with indefinite useful-life of the cash-generating unit; and then, to the other long-lived assets of the CGUs. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

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(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2024 and 2023.

(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income or loss over the period in which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. The fee is deducted from the amount of the financial liability when it is initially recognized, or recognized in the consolidated statement of income when the issue is no longer expected to be completed.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2024 and 2023.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.
(p)	Customer Advances

Customer advance agreements are contract liabilities presented by the Group in the consolidated statement of financial position. The Group recognizes a contract liability when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services or goods to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration (or an amount of consideration is due) to a customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with an advance agreement entered into with the customer for services or goods to be provided by the Group in the short term.

(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock includes the effect of restatement through December 31, 1997, determined by applying a general price index that reflected changes in general purchasing power from the dates capital was contributed until December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Accounting Standards.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

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(s)	Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from telecommunications-related business activities, primarily from its Cable and Sky segment operations (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

●	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

●
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

●
In respect of revenues from multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet, and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis.

●	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

●
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).

●
Revenues from publishing distribution are recognized upon distribution of the products. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).

●
Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).

●
Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2024 and 2023, as follows:

		Cable		Sky		Total
Contract costs:
At January 1, 2024	Ps.	3,815,535	Ps.	1,514,651	Ps.	5,330,186
Additions		1,345,315		69,284		1,414,599
Amortization		(1,258,992)		(421,504)		(1,680,496)
Impairment		—		(1,093,147)		(1,093,147)
Total contract costs at December 31, 2024		3,901,858		69,284		3,971,142
Less:
Current Contract Costs		1,437,161		45,861		1,483,022
Total non-current contract costs	Ps.	2,464,697	Ps.	23,423	Ps.	2,488,120

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		Cable		Sky		Total
Contract costs:
At January 1, 2023	Ps.	3,297,436	Ps.	2,020,790	Ps.	5,318,226
Additions		1,758,769		408,555		2,167,324
Amount recognized in income		(1,240,670)		(914,694)		(2,155,364)
Total contract costs at December 31, 2023		3,815,535		1,514,651		5,330,186
Less:
Current Contract Costs		1,295,696		715,816		2,011,512
Total non-current contract costs	Ps.	2,519,839	Ps.	798,835	Ps.	3,318,674

Amortization of contract costs is based upon the carrying amount of the assets in use and is computed using the straight-line method over estimated useful lives that range between 1.5 and 5 years.
(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(u)	Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees, and are partially funded through irrevocable trusts. Increases or decreases in the consolidated liability for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined at discretion of management based on actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. Beginning in 2021, there is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 21).

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring plan that involves the payment of termination benefits.

(v)	Income Taxes

The income taxes for the period comprise current and deferred income taxes. Income taxes are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, the income taxes are recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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Deferred income taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements of the consolidated companies in the Group. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income taxes are determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference, and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)	Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income or loss when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income or loss in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income or loss in the period of change. During the years ended December 31, 2024, 2023 and 2022, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income or loss (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.488,832, Ps.748,500 and Ps.968,628 for the years ended December 31, 2024, 2023 and 2022, respectively, was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)	New and Amended IFRS Accounting Standards

The Group adopted some amendments and improvements to certain IFRS Accounting Standards that became effective in 2024, 2023 and 2022, which did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and will be effective for annual reporting periods beginning on January 1, 2025, 2026 and 2027.

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New or Amended IFRS Accounting Standard	Title of the IFRS Accounting Standard	Effective for Annual Reporting Periods Beginning On or After
Amendments to IAS 21 (1)	Lack of Exchangeability	January 1, 2025
Annual Improvements (1)	Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 (1)	Amendments to the classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 (1)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027 (2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 9 and IFRS 7 (1)	Contracts Referencing Nature-dependent Electricity	January 1, 2026

(1) This new or amended IFRS Accounting Standard is not expected to have a significant impact on the Group’s consolidated financial statements.
(2) An entity may elect to apply this IFRS Accounting Standard for reporting periods beginning on or after this date.

Amendments to IAS 21 Lack of Exchangeability, were issued by the IASB in August 2023, to require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide. The amendments, which affect IAS 21 The Effects of Changes in Foreign Exchange Rates, will become effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted.

Annual Improvements to IFRS Accounting Standards – Volume 11, were issued by the IASB in July 2024. These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of several IFRS Accounting Standards.  These amendments are effective for annual periods beginning on or after 1 January 2026, with early application permitted. The following table lists the amended IFRS Accounting Standards or guidance and the subject of the amendments.

Amended IFRS Accounting Standard or Guidance	Subject of Amendments
IFRS 1 First-time Adoption of International Financial Reporting Standards	Hedge accounting by a first-time adopter
IFRS 7 Financial Instruments: Disclosures	Gain or loss on derecognition
Guidance on implementing IFRS 7 Financial Instruments: Disclosures	Introduction - Disclosure of deferred difference between fair value and transaction price - Credit risk disclosures
IFRS 9 Financial Instruments	Derecognition of lease liabilities - Transaction price
IFRS 10 Consolidated Financial Statements	Determination of a ‘de facto agent’
IAS 7 Statement of Cash Flows	Cost method

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments, were issued by the IASB in May 2024, to address the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, by clarifying how the contractual cash flows on loans with ESG-linked features should be assessed. These amendments also address the settlement of liabilities through electronic payment systems, by clarifying the date on which a financial asset or financial liability is derecognized and developing an accounting policy option to allow a company to derecognize a financial liability before it delivers cash on the settlement date if specified criteria are met. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted.

IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), was issued by the IASB in April 2024, introducing new requirements to improve comparability in the statement of income; enhance transparency of management-defined performance measures; and provide more useful grouping of information in the financial statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”) and carries forward many requirements from IAS 1 unchanged. IFRS 18 introduces three defined categories for income and expenses: operating, investing and financing, to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit. IFRS also requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. Upon adoption, IFRS 18 should be applied on a fully retrospective basis, requiring the restatement of the comparative periods presented in an entity’s financial statements. The Group’s management is assessing the impact of adoption of IFRS 18 in its consolidated financial statements and financial reporting in connection with the new presentation guidelines and disclosures required by this IFRS Accounting Standard.

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IFRS 19 Subsidiaries without Public Accountability: Disclosures (“IFRS 19”), was issued by the IASB in May 2024, to permit eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures. Applying IFRS 19 will reduce the costs of preparing subsidiaries’ financial statements while maintaining the usefulness of the information for users of their financial statements. When a parent company prepares consolidated financial statements that comply with IFRS Accounting Standards, its subsidiaries are required to report to the parent using IFRS Accounting Standards. However, for their own financial statements, subsidiaries are permitted to use IFRS Accounting Standards, the IFRS for SMEs Accounting Standard or national accounting standards. Subsidiaries are eligible to apply IFRS 19 if they do not have public accountability, and their parent company applies IFRS Accounting Standards in their consolidated financial statements. A subsidiary does not have public accountability if it does not have equities or debt listed on a stock exchange and does not hold assets in a fiduciary capacity for a broad group of outsiders. An entity may elect to apply this Standard for reporting periods beginning on or after 1 January 2027. Earlier application is permitted.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to the Group’s consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3). As permitted, the Group applied these amendments in 2022 and disclosed this fact in its consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity, were issued by the IASB in December 2024, to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions. Current accounting requirements may not adequately capture how these contracts affect a company’s performance. These amendments are required to be applied for annual reporting periods beginning on or after 1 January 2026. Companies can apply the amendments earlier.

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[800600] Notes - List of accounting policies

Disclosure of significant accounting policies

Material Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2024, and where applicable, of its interim condensed consolidated financial statements, are summarized below. These accounting policies should be read in conjunction with the audited consolidated financial statements of the Group for the years ended December 31, 2024 and 2023, once they have been submitted to the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” and the U.S. Securities and Exchange Commission), respectively.

(a)	Basis of Presentation

The consolidated International financial statements of the Group as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022, are presented in accordance with Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, certain financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are material to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

The consolidated statements of income or loss of the Group for the years ended December 31, 2024, 2023, and 2022 have been prepared to present the discontinued operations following the spin-off of most of the businesses of the Group’s former Other Businesses segment effective on January 31, 2024. Accordingly, the consolidated statements of income or loss of the Group for the years ended December 31, 2023 and 2022 have been re-presented from those originally reported by the Company, to present in those years the results from discontinued operations of the businesses that were spun-off by the Group on January 31, 2024 (see Notes 3 and 28).

The consolidated statement of income or loss of the Group for the year ended December 31, 2022, has been prepared to present the discontinued operations following the transaction between the Company and TelevisaUnivision that was closed on January 31, 2022 (the “TelevisaUnivision Transaction”) (see Notes 3 and 28).

These consolidated financial statements were authorized for issuance on March 28, 2025, by the Group’s Corporate Vice President of Finance.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the Group’s consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to be consolidated from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

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Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

Discontinued Operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale, for which its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and represents a separate major line of business or operations.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

When an operation is classified as a discontinued operation, the comparative consolidated statements of income are re-presented as if the operation had been discontinued from the start of the comparative period.

Subsidiaries of the Company

At December 31, 2024 and 2023, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)		Business Segment
	2024	2023
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.5%	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (3)	100%	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (3)	100%	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (3)	66.4%	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (3)	100%	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (3)	100%	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (3)	100%	100%	Cable and Sky
Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”) and Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (3) (4)	100%	58.7%	Sky
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries (2)	—	100%
Editorial Televisa, S.A. de C.V. and subsidiaries (2)	—	100%
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries (2)	—	100%
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (5)	—	100%

(1)	Percentage of equity interest directly or indirectly held by the Company as of December 31, 2024 and 2023.

(2)
See Note 26 for a description of each of the Group’s reportable business segments. Most of the operations of the Group’s former Other Businesses segment were discontinued following the spin-off of these businesses by the Company on January 31, 2024, to create a new controlling entity of the spun-off businesses listed in the Mexican Stock Exchange (see Notes 3 and 28).

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(3)
CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable, and Sky. Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of Empresas Cablevisión. In September 2024, Arretis, S.A.P.I. de C.V. was merged into Televisión Internacional, S.A. de C.V., which became the surviving entity resulting from this merger, and the parent company of the Cablecom subsidiaries.

(4)
Innova is an indirect subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct wholly-owned subsidiary of Innova Holdings. Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Through May 2024, the Company held a 58.7% interest of Innova’s equity and designated a majority of the members of Innova’s Board of Directors, and the non-controlling interests had certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights were protective in nature and did not affect decisions about relevant business activities of Innova. In June 2024, the Company acquired the remaining 41.3% non-controlling interest in the Sky segment held by AT&T, by which the Company became an indirect owner of 100% of the capital stock of Innova Holdings and Innova (see Notes 3 and 19).

(5)
Grupo Telesistema is a direct subsidiary of the Company. As of December 31, 2024 and 2023, Grupo Telesistema and its subsidiaries, together with the Company, owned most of the Group’s corporate assets, including the Group’s aggregate investment in common and preferred shares of TelevisaUnivision (see Notes 3, 10 and 26).

Concessions and Permits

The Group’s Cable and Sky segments, as well as the concessions held by the Group to broadcast programming over television stations for the signals of TelevisaUnivision, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión or “LFTR”).

Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions are accounted for as intangible assets in the Group’s consolidated statement of financial position (see Notes 3, 13, 20 and 26).

Renewal of broadcasting concessions for the broadcast programming operations over television stations for the signals of TelevisaUnivision, requires, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay-TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

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The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2024, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2026 to 2059
Sky	Various from 2025 to 2056
Corporate assets: Broadcasting concessions (1)	In 2042 and 2052

(1)
Broadcasting concessions that remained in the Group after the TelevisaUnivision Transaction closed on January 31, 2022, which include 23 concessions for the use of spectrum that comprise the Group’s 225 TV stations for the signals of TelevisaUnivision, for a term of 20 years, starting in January 2022 and ending in January 2042, and six concessions to provide digital broadcasting television services on such TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In 2018, the Group paid an aggregate amount of Ps.5,753,349 in cash for the broadcasting concessions for the use of spectrum and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Notes 3, 13, 20 and 26).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with one or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in TelevisaUnivision represented by 43.0% and 43.7% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2024 and 2023, respectively (see Notes 3 and 10).

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3 Business Combinations, between the Company (including its consolidated subsidiaries) and its associate or joint venture is recognized in full in the Group’s financial statements. The Group adopted this accounting policy in connection with the TelevisaUnivision Transaction closed on January 31, 2022 (see Note 3), and in accordance with the guidelines of Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, and Effective Date of Amendments to IFRS 10 and IAS 28, issued by the IASB.

(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

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(e)	Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each of the Group´s entity operates (“functional currency”). The presentation currency of the Group’s consolidated financial statements is the Mexican peso.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when recognized in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.
Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that have the Mexican Peso as a functional currency and that keep its books and records in a different currency are initially converted to Mexican Pesos by utilizing the exchange rate on the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (hedged item), which amounted to U.S.$2,071.1 million (Ps.43,220,986) and U.S.$2,499.7 million (Ps.42,326,344) as of December 31, 2024 and 2023, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation to the extent that the hedge is effective (see Notes 10, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$37.6 million (Ps.784,769) and U.S.$39.8 million (Ps.674,451), as of December 31, 2024 and 2023, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss to the extent that the hedge is effective, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund (see Notes 9, 14 and 18).

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

As of December 31, 2024 and 2023, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 4.99% for U.S. dollar deposits and 10.73% for Mexican peso deposits in 2024, and approximately 4.65% for U.S. dollar deposits and 11.09% for Mexican peso deposits in 2023.

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(g)	Transmission Rights

The Group incurs costs related to the license of the rights to use content owned by third parties and sports rights on its owned pay television platforms, which are described as transmission rights in the Group’s consolidated statement of financial position. The Group classifies transmission rights as current and non-current assets.

Transmission rights are valued at the lesser of acquisition cost and net realizable value.

Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the transmission rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues.

Transmission rights are recognized in income on a straight-line basis over the lives of the contracts.
(h)	Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realizable value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)	Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”). Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts receivable”, “other accounts receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income or loss are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income or loss when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL

Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade accounts receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the trade accounts receivables (see Note 7).

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Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)	Property, Plant and Equipment, and Investment Property

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of such item. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

The costs of dismantling items of property, plant and equipment are recognized at the present value of the expected cost related to the dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s Cable segment networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2024 and 2023, the present value of the Group’s dismantling obligations amounted to Ps.1,126,997 and Ps.1,133,379, respectively.

Depreciation of property, plant and equipment is based upon the carrying amount of the assets or the estimated residual value of the assets, if any, and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives

Buildings	20-50 years
Networks and technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	10-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals of assets are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income or loss.

If significant parts of an item of property, plant and equipment have different useful lives, then they are classified as separate items (major components) of property, plant and equipment.

Investment Property

Beginning on February 1, 2022, the Group has investment property. Investment property is property of the Group (land or a building or part of a building or both) held to earn rentals rather than for use in the production or supply of goods or services, or for administrative purposes, or sale in the ordinary course of business.

Depreciation of investment property is based upon the carrying amount of the assets in use and the estimated residual value of the assets, if any and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives

Buildings	20-65 years

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The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(k)	Lease Agreements

As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments.

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term, on a straight–line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Group recognizes a depreciation of right-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities.

The Group leases its investment property consisting of certain owned building and land property (see Note 11). These lease agreements are classified as operating leases from a lessor perspective.

(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks

The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions

The Group defined concessions to have an indefinite useful life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits. These concessions are not amortized, but instead they are subject to impairment testing at least annually. The useful life of concessions that is not being amortized is reviewed in each annual reporting period to determine whether events and circumstances continue to support an indefinite useful life for these concessions. Historically, the Group has renewed its telecommunications’ concessions upon expiration and generally all condition necessary to obtain renewal have been satisfied and the cost to renew these concessions has not been significant.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-line basis over the fixed term of the related concession.

Goodwill

Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

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For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income or loss and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the cash generating unit is compared with its recoverable amount. Any impairment loss shall be allocated to reduce the carrying amount of any goodwill and intangible assets with indefinite useful-life of the cash-generating unit; and then, to the other long-lived assets of the CGUs. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2024 and 2023.

(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income or loss over the period in which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. The fee is deducted from the amount of the financial liability when it is initially recognized, or recognized in the consolidated statement of income when the issue is no longer expected to be completed.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2024 and 2023.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.
(p)	Customer Advances

Customer advance agreements are contract liabilities presented by the Group in the consolidated statement of financial position. The Group recognizes a contract liability when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services or goods to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration (or an amount of consideration is due) to a customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with an advance agreement entered into with the customer for services or goods to be provided by the Group in the short term.

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(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock includes the effect of restatement through December 31, 1997, determined by applying a general price index that reflected changes in general purchasing power from the dates capital was contributed until December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Accounting Standards.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s)	Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from telecommunications-related business activities, primarily from its Cable and Sky segment operations (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

●	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

●
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

●
In respect of revenues from multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet, and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis.

●	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

●
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).

●
Revenues from publishing distribution are recognized upon distribution of the products. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).

●
Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).

●
Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win. These revenues were discontinued on January 31, 2024, in connection with the Spun-off Businesses (see Notes 3 and 26).

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Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2024 and 2023, as follows:

		Cable		Sky		Total
Contract costs:
At January 1, 2024	Ps.	3,815,535	Ps.	1,514,651	Ps.	5,330,186
Additions		1,345,315		69,284		1,414,599
Amortization		(1,258,992)		(421,504)		(1,680,496)
Impairment		—		(1,093,147)		(1,093,147)
Total contract costs at December 31, 2024		3,901,858		69,284		3,971,142
Less:
Current Contract Costs		1,437,161		45,861		1,483,022
Total non-current contract costs	Ps.	2,464,697	Ps.	23,423	Ps.	2,488,120

		Cable		Sky		Total
Contract costs:
At January 1, 2023	Ps.	3,297,436	Ps.	2,020,790	Ps.	5,318,226
Additions		1,758,769		408,555		2,167,324
Amount recognized in income		(1,240,670)		(914,694)		(2,155,364)
Total contract costs at December 31, 2023		3,815,535		1,514,651		5,330,186
Less:
Current Contract Costs		1,295,696		715,816		2,011,512
Total non-current contract costs	Ps.	2,519,839	Ps.	798,835	Ps.	3,318,674

Amortization of contract costs is based upon the carrying amount of the assets in use and is computed using the straight-line method over estimated useful lives that range between 1.5 and 5 years.
(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(u)	Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees, and are partially funded through irrevocable trusts. Increases or decreases in the consolidated liability for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined at discretion of management based on actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. Beginning in 2021, there is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 21).

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Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring plan that involves the payment of termination benefits.

(v)	Income Taxes

The income taxes for the period comprise current and deferred income taxes. Income taxes are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, the income taxes are recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements of the consolidated companies in the Group. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income taxes are determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference, and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)	Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income or loss when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income or loss in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income or loss in the period of change. During the years ended December 31, 2024, 2023 and 2022, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

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(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income or loss (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.488,832, Ps.748,500 and Ps.968,628 for the years ended December 31, 2024, 2023 and 2022, respectively, was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).
(z)	New and Amended IFRS Accounting Standards
The Group adopted some amendments and improvements to certain IFRS Accounting Standards that became effective in 2024, 2023 and 2022, which did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and will be effective for annual reporting periods beginning on January 1, 2025, 2026 and 2027.
New or Amended IFRS Accounting Standard	Title of the IFRS Accounting Standard	Effective for Annual Reporting Periods Beginning On or After
Amendments to IAS 21 (1)	Lack of Exchangeability	January 1, 2025
Annual Improvements (1)	Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 (1)	Amendments to the classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 (1)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027 (2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 9 and IFRS 7 (1)	Contracts Referencing Nature-dependent Electricity	January 1, 2026
(1)	This new or amended IFRS Accounting Standard is not expected to have a significant impact on the Group’s consolidated financial statements.
(2)	An entity may elect to apply this IFRS Accounting Standard for reporting periods beginning on or after this date.
Amendments to IAS 21 Lack of Exchangeability, were issued by the IASB in August 2023, to require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide. The amendments, which affect IAS 21 The Effects of Changes in Foreign Exchange Rates, will become effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted.

Annual Improvements to IFRS Accounting Standards – Volume 11, were issued by the IASB in July 2024. These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of several IFRS Accounting Standards.  These amendments are effective for annual periods beginning on or after 1 January 2026, with early application permitted. The following table lists the amended IFRS Accounting Standards or guidance and the subject of the amendments.
Amended IFRS Accounting Standard or Guidance	Subject of Amendments
IFRS 1 First-time Adoption of International Financial Reporting Standards	Hedge accounting by a first-time adopter
IFRS 7 Financial Instruments: Disclosures	Gain or loss on derecognition
Guidance on implementing IFRS 7 Financial Instruments: Disclosures	Introduction - Disclosure of deferred difference between fair value and transaction price - Credit risk disclosures
IFRS 9 Financial Instruments	Derecognition of lease liabilities - Transaction price
IFRS 10 Consolidated Financial Statements	Determination of a ‘de facto agent’
IAS 7 Statement of Cash Flows	Cost method
Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments, were issued by the IASB in May 2024, to address the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, by clarifying how the contractual cash flows on loans with ESG-linked features should be assessed. These amendments also address the settlement of liabilities through electronic payment systems, by clarifying the date on which a financial asset or financial liability is derecognized and developing an accounting policy option to allow a company to derecognize a financial liability before it delivers cash on the settlement date if specified criteria are met. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted.

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IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), was issued by the IASB in April 2024, introducing new requirements to improve comparability in the statement of income; enhance transparency of management-defined performance measures; and provide more useful grouping of information in the financial statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”) and carries forward many requirements from IAS 1 unchanged. IFRS 18 introduces three defined categories for income and expenses: operating, investing and financing, to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit. IFRS also requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. Upon adoption, IFRS 18 should be applied on a fully retrospective basis, requiring the restatement of the comparative periods presented in an entity’s financial statements. The Group’s management is assessing the impact of adoption of IFRS 18 in its consolidated financial statements and financial reporting in connection with the new presentation guidelines and disclosures required by this IFRS Accounting Standard.
IFRS 19 Subsidiaries without Public Accountability: Disclosures (“IFRS 19”), was issued by the IASB in May 2024, to permit eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures. Applying IFRS 19 will reduce the costs of preparing subsidiaries’ financial statements while maintaining the usefulness of the information for users of their financial statements. When a parent company prepares consolidated financial statements that comply with IFRS Accounting Standards, its subsidiaries are required to report to the parent using IFRS Accounting Standards. However, for their own financial statements, subsidiaries are permitted to use IFRS Accounting Standards, the IFRS for SMEs Accounting Standard or national accounting standards. Subsidiaries are eligible to apply IFRS 19 if they do not have public accountability, and their parent company applies IFRS Accounting Standards in their consolidated financial statements. A subsidiary does not have public accountability if it does not have equities or debt listed on a stock exchange and does not hold assets in a fiduciary capacity for a broad group of outsiders. An entity may elect to apply this Standard for reporting periods beginning on or after 1 January 2027. Earlier application is permitted.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to the Group’s consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3). As permitted, the Group applied these amendments in 2022 and disclosed this fact in its consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity, were issued by the IASB in December 2024, to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions. Current accounting requirements may not adequately capture how these contracts affect a company’s performance. These amendments are required to be applied for annual reporting periods beginning on or after 1 January 2026. Companies can apply the amendments earlier.
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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES
Notes to Interim Unaudited Condensed Consolidated Financial Statements
As of September 30, 2025 and December 31, 2024, and for the nine months ended September 30, 2025 and 2024
(In thousands of Mexican Pesos, except per CPO, per share, and exchange rate amounts, unless otherwise indicated)

1.  Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.
The Company together with its subsidiaries (collectively, the “Group”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home (“DTH”) satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. The Group owns Sky, a leading DTH satellite pay television system and broadband provider in Mexico. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators and over-the-top or OTT services.
2.       Basis of Preparation and Material Accounting Policies
These interim condensed consolidated financial statements of the Group, as of September 30, 2025 and December 31, 2024, and for the nine months ended September 30, 2025 and 2024, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34 Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.
These interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2024, 2023 and 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”), and include, among other disclosures, the Group’s material accounting policies, which were applied on a consistent basis as of September 30, 2025.
These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; and they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.
The preparation of interim unaudited condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and income and expense. Actual results may differ from these estimates.

In preparing these interim unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Group’s audited consolidated financial statements for the year ended December 31, 2024.

These interim unaudited condensed consolidated financial statements were authorized for issuance on October 20, 2025, by the Group’s Corporate Vice President of Finance.
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3.  Spun-off Businesses and Acquisition of Non-controlling Interest in Sky
Spun-off Businesses
On October 27, 2022, and April 26, 2023, the Board of Directors and the Stockholders of the Company, respectively, approved a  spin-off of certain businesses that were part of its former Other Businesses segment (the “Spin-off”), including its fútbol operations, the Azteca Stadium, the gaming operations, and publishing and distribution of magazines, as well as certain related assets and liabilities (the “Spun-off Businesses”). The Spin-off was carried out on January 31, 2024, by creating a new controlling entity of the Spun-off Businesses, Ollamani, S.A.B. (“Ollamani”), which at the time of the Spin-off had the same shareholding structure as the Company. The Group and Ollamani obtained all required corporate and regulatory authorizations for the Spin-off, and the shares of Ollamani began trading separately from the Company on the Mexican Stock Exchange on February 20, 2024, in the form of CPOs, under the ticker symbol “AGUILAS CPO”. Beginning in the first quarter of 2024, the Group began presenting the results of operations of the Spun-off Businesses as discontinued operations in its consolidated statements of income for the period of one month ended January 31, 2024, and for any comparative periods presented (see Notes 11 and 20).
Acquisition of Non-controlling Interest in Sky

In April 2024, the Group reached an agreement with AT&T Inc. (“AT&T”) for the acquisition of its non-controlling interest in the Group’s Sky segment, to become owner of 100% of the equity stock of Sky. In June 2024, the Group received approval from the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or IFT) for this transaction and acquired the 41.3% interest in Sky previously held by AT&T. As part of this agreement, the transaction price will be paid by the Group in 2027 and 2028 (see Note 13).
4.  Investments in Financial Instruments
At September 30, 2025 and December 31, 2024, the Group had the following investments in financial instruments:
		September 30, 2025		December 31, 2024
Equity instruments measured at fair value through other comprehensive income:
Open-Ended Fund (1)	Ps.	844,567	Ps.	784,769
Publicly traded equity instruments (2)		2,976,137		1,709,942
	Ps.	3,820,704	Ps.	2,494,711

(1)
The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.

(2)	The fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date.

A roll-forward of investments in financial assets at fair value through other comprehensive income or loss for the nine months ended September 30, 2025 and 2024, is presented as follows:
		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Total
At January 1, 2025	Ps.	784,769	Ps.	1,709,942	Ps.	2,494,711
Change in fair value in other comprehensive income		59,798		1,266,195		1,325,993
At September 30, 2025	Ps.	844,567	Ps.	2,976,137	Ps.	3,820,704

		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Total
At January 1, 2024	Ps.	674,451	Ps.	1,912,150	Ps.	2,586,601
Change in fair value in other comprehensive income		81,273		146,236		227,509
At September 30, 2024	Ps.	755,724	Ps.	2,058,386	Ps.	2,814,110

(1)
The foreign exchange gain or loss derived from the investment in the Open-Ended Fund for the nine months ended September 30, 2025 and 2024, respectively, was hedged by a foreign exchange gain or loss derived from Senior Notes of the Company designated as hedging instruments for the nine months ended September 30, 2025 and 2024, respectively, in the amount of Ps.101,548 and Ps.118,293, respectively (see Notes 9 and 16).

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5.  Investments in Associates and Joint Ventures
At September 30, 2025 and December 31, 2024, the Group had the following investments in associates and joint ventures accounted for by the equity method:
	Ownership as of September 30, 2025		September 30, 2025		December 31, 2024
Associates:
TelevisaUnivision and subsidiaries	43.2%	Ps.	42,727,051	Ps.	43,220,986
Other			46,942		63,658
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (collectively, “GTAC”) (1)	33.3%		903,567		952,721
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”) (2)	50.0%		195,515		199,332
		Ps.	43,873,075	Ps.	44,436,697

(1)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. A subsidiary of the Company entered into long-term loans to provide financing to GTAC for an aggregate principal amount of Ps.1,599,756, with an annual interest of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these long-term loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2025 and 2034. During the nine months ended September 30, 2025, and the year ended December 31, 2024, GTAC paid principal and interest to the Group in connection with these long-term loans in the aggregate amount of Ps.201,002 and Ps.183,031, respectively. The net investment in GTAC as of September 30, 2025, and December 31, 2024, included amounts receivable in connection with these long-term loans to GTAC in the aggregate amount of Ps.974,966 and Ps.1,024,371, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 9).

(2)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of September 30, 2025 and December 31, 2024, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

TelevisaUnivision
The Group accounts for its investment in common stock of TelevisaUnivision, the parent company of Univision Communications Inc. (“Univision”), under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Accounting Standards, over TelevisaUnivision operations. The Group has the ability to exercise significant influence over the operating and financial policies of TelevisaUnivision because (i) it owned 9,290,999 Class A Common Stock shares and 750,000 Series B Preferred Stock shares of TelevisaUnivision as of September 30, 2025 and December 31, 2024, representing 43.2% and 43.0% of the outstanding common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision), respectively, and 43.0% and 44.0% of the outstanding voting common shares of TelevisaUnivision, respectively; and (ii) it has designated three members of the Board of Directors of TelevisaUnivision, one of which serves as the Chairman. The Chairman does not presently have a tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for a 11-member Board of Directors; however, the Board of Directors currently consists of nine members, and the Group has the right to appoint two additional members.

The Series B Preferred Stock shares of TelevisaUnivision, with an annual preferred dividend of 5.5% payable on a quarterly basis, are entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of TelevisaUnivision. The investment in Series B Preferred Stock shares of TelevisaUnivision has been classified by the Group as investments in associates and joint ventures because this investment has in substance potential voting rights and gives access to the returns associated with an ownership in TelevisaUnivision. In connection with this investment, the Group received from TelevisaUnivision a preferred dividend in cash in the aggregate amount of U.S.$30.9 million (Ps.594,282) and U.S.$30.9 million (Ps.562,625), for the nine months ended September 30, 2025 and 2024, respectively, which was accounted for in share of income of associates in the Group’s consolidated statements of income for those periods.

The Group recognized a dilution gain or loss on its investment in the common stock of TelevisaUnivision for the nine months ended September 30, 2025 and 2024, as a result of an increase or decrease in its ownership interest in TelevisaUnivision from 43.0% to 43.2%, and from 43.7% to 43.3%, respectively, on an as converted basis (excluding unvested and/or unsettled shares, restricted stock units and TelevisaUnivision options).

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6.  Property, Plant and Equipment, Net, and Investment Property, Net
Property, plant and equipment as of September 30, 2025 and December 31, 2024, consisted of:
		September 30, 2025		December 31, 2024
Buildings	Ps.	4,430,474	Ps.	4,415,820
Building improvements		39,077		39,077
Networks and technical equipment		204,696,996		200,131,972
Satellite transponders		6,026,094		6,026,094
Furniture and fixtures		1,182,216		1,173,645
Transportation equipment		1,655,565		1,752,897
Computer equipment		6,860,463		6,840,973
Leasehold improvements		2,746,864		2,678,577
		227,637,749		223,059,055
Accumulated depreciation and impairment losses		(177,041,040)		(168,257,316)
		50,596,709		54,801,739
Land		1,640,650		1,671,043
Construction and projects in progress		7,856,646		7,191,479
	Ps.	60,094,005	Ps.	63,664,261

As of September 30, 2025, technical equipment included Ps.1,154,446 net of related accumulated depreciation of Ps.803,510, in connection with costs of dismantling certain equipment of the Group’s cable networks.

Depreciation charged to income for the nine months ended September 30, 2025 and 2024, was Ps.11,040,851 and Ps.12,031,461, respectively. Depreciation charged to income for the nine months ended September 30, 2024, included Ps.21,340, corresponding to depreciation of discontinued operations recognized for the period of one month ended January 31, 2024.

During the nine months ended September 30, 2025 and 2024, the Group invested Ps.7,558,905 and Ps.6,241,954, respectively, in property, plant and equipment as capital expenditures.
Investment Property, Net
The Group leases some buildings and land to TelevisaUnivision under operating lease agreements. As of September 30, 2025 and December 31, 2024, buildings, and land subject to these operating leases, were as follows:
		September 30, 2025		December 31, 2024
Buildings	Ps.	2,151,338	Ps.	2,151,338
Building improvements		226,068		226,068
		2,377,406		2,377,406
Accumulated depreciation		(1,222,695)		(1,160,877)
		1,154,711		1,216,529
Land		1,489,999		1,489,999
	Ps.	2,644,710	Ps.	2,706,528

Depreciation charged to income for the nine months ended September 30, 2025, and 2024 was Ps.61,817 and Ps.62,749, respectively.
7.   Right-of-use Assets, Net
Right-of-use assets, net, as of September 30, 2025, and December 31, 2024, consisted of:
		September 30, 2025		December 31, 2024
Buildings	Ps.	4,590,210	Ps.	4,496,255
Satellite transponders		4,275,619		4,275,619
Networks and technical equipment		2,221,377		2,348,340
Computer equipment		14,551		102,641
Others		1,196,813		670,943
		12,298,570		11,893,798
Accumulated depreciation and impairment losses		(9,009,986)		(8,556,881)
	Ps.	3,288,584	Ps.	3,336,917

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Depreciation charged to income for the nine months ended September 30, 2025 and 2024, was Ps.565,702 and Ps.767,245, respectively. Depreciation charged to income for the nine months ended September 30, 2024, included Ps.10,168, corresponding to depreciation of discontinued operations for the period of one month ended January 31, 2024.
8.   Intangible Assets, Net and Goodwill
The balances of intangible assets, net and goodwill, as of September 30, 2025 and December 31, 2024, were as follows:
		September 30, 2025						December 31, 2024
		Cost		Accumulated Amortization and Impairment Losses		Carrying Amount		Cost		Accumulated Amortization		Carrying Amount
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	32,828	Ps.	—	Ps.	32,828	Ps.	32,828	Ps.	—	Ps.	32,828
Concessions		15,070,025		—		15,070,025		15,070,025		—		15,070,025
Goodwill		13,454,998		—		13,454,998		13,454,998		—		13,454,998
Intangible assets with finite useful lives:
Trademarks		2,245,835		(2,245,835)		—		2,245,835		(2,245,835)		—
Licenses and software		22,088,651		(17,711,298)		4,377,353		21,320,603		(16,716,480)		4,604,123
Subscriber lists		8,656,864		(8,656,864)		—		8,663,463		(8,468,156)		195,307
Payments for concessions		5,824,365		(1,078,753)		4,745,612		5,824,365		(863,002)		4,961,363
Other intangible assets		2,374,510		(2,042,691)		331,819		2,306,185		(1,697,740)		608,445
	Ps.	69,748,076	Ps.	(31,735,441)	Ps.	38,012,635	Ps.	68,918,302	Ps.	(29,991,213)	Ps.	38,927,089

Amortization charged to income for the nine months ended September 30, 2025 and 2024, was Ps.1,790,600 and Ps.2,300,209, respectively. Additional amortization charged to income for the nine months ended September 30, 2025 was Ps.2,666.
9.   Debt and Lease Liabilities
As of September 30, 2025, and December 31, 2024, debt and lease liabilities were as follows:
						September 30, 2025		December 31, 2024
		Principal		Finance Costs		Principal, Net		Principal, Net
U.S. dollar debt:
6.625% Senior Notes due 2025 (1)	Ps.	—	Ps.	—	Ps.	—	Ps.	4,556,950
4.625% Senior Notes due 2026 (1)		3,802,154		(143)		3,802,011		4,323,522
8.5% Senior Notes due 2032 (1)		5,499,210		(31,799)		5,467,411		6,226,262
6.625% Senior Notes due 2040 (1)		10,998,420		(137,451)		10,860,969		12,379,847
5% Senior Notes due 2045 (1)		14,492,435		(443,751)		14,048,684		16,045,657
6.125% Senior Notes due 2046 (1)		16,123,170		(128,628)		15,994,542		18,229,310
5.250% Senior Notes due 2049 (1)		12,115,273		(310,500)		11,804,773		13,477,395
Total U.S. dollar debt	.	63,030,662		(1,052,272)		61,978,390		75,238,943

Mexican peso debt:
8.79% Notes due 2027 (2)		4,500,000		(6,708)		4,493,292		4,491,175
8.49% Senior Notes due 2037 (1)		4,500,000		(15,016)		4,484,984		4,484,450
7.25% Senior Notes due 2043 (1)		6,225,690		(62,159)		6,163,531		6,162,407
Bank loans (3)		10,000,000		(59,131)		9,940,869		9,928,198
Bank loans (Sky) (4)		—		—		—		2,650,000
Total Mexican peso debt		25,225,690		(143,014)		25,082,676		27,716,230
Total debt (5)		88,256,352		(1,195,286)		87,061,066		102,955,173
Less: Current portion of long-term debt		3,802,154		(143)		3,802,011		4,556,950
Long-term debt, net of current portion	Ps.	84,454,198	Ps.	(1,195,143)	Ps.	83,259,055	Ps.	98,398,223

		September 30, 2025		December 31, 2024
Lease liabilities:
Satellite transponder lease agreement (6)	Ps.	1,224,531	Ps.	1,866,747
Telecommunications network lease agreement (7)		500,418		538,356
Other lease liabilities (8)		2,977,664		2,981,536
Total lease liabilities		4,702,613		5,386,639
Less: Current portion		1,265,657		1,242,957
Lease liabilities, net of current portion	Ps.	3,436,956	Ps.	4,143,682

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(1)
The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$3,438.5 million and U.S.$3,658.0 million as of September 30, 2025 and December 31, 2024, respectively, and Ps.10,725,690, as of September 30, 2025 and December 31, 2024, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”). In March 2025, the Company repaid all of the amounts payable under the remaining 6.625% Senior Notes due 2025 in the aggregate amount of U.S.$226.7 million (Ps.4,036,014), including the principal amount of U.S.$219.4 million (Ps.3,906,655). This payment was hedged at an exchange rate of Ps.17.8028 per U.S. dollar.

(2)
In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.

(3)
In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000, with interest payable on a monthly basis at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio.  In April 2024, the Company and two of its subsidiaries in the Group’s Cable segment executed a credit agreement with a syndicate of banks (the “Credit Agreement”) for a five-year term loan in a principal amount of Ps.10,000,000, and a five-year revolving credit facility for up to an aggregate principal amount in Mexican pesos equivalent to U.S.$500 million. The loans under the Credit Agreement bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28-day TIIE rate depending on the Group’s leverage ratio. The Credit Agreement requires the maintenance of financial ratios related to indebtedness and interest expense. In April 2024, the Group used the proceeds of the term loan under the Credit Agreement to prepay in full amounts outstanding under the credit agreement entered into by the Company in 2019 with a syndicate of banks in the principal amount of Ps.10,000,000, with an original maturity in June 2024.

(4)
In 2021, Sky entered into a long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with interest payable on a monthly basis and maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215%, and a Ps.1,325,000 loan with an annual interest rate of 28-day TIIE plus 90 basis points. The funds from these loans were used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of this credit agreement, Sky was required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers, and similar transactions. On April 3, 2025, Sky prepaid all of the amounts payable under its long-term credit agreement in the aggregate principal amount of Ps.2,650,000, with an original maturity in December 2026, and entered into a new credit agreement with the same Mexican bank, the same aggregate principal amount, and the same maturity (the “2025 Sky Credit Agreement”), which included a Ps.1,325,000 loan with an annual interest rate of 8.165%, and a Ps.1,325,000 loan with an annual interest rate of one-day funding TIIE plus 109 basis points. Among other covenants, the 2025 Sky Credit Agreement required Sky to maintain certain financial ratios related to indebtedness and interest expense. The Company was a guarantor of Sky’s obligations under the 2025 Sky Credit Agreement. On June 26, 2025, Sky prepaid all of the outstanding amounts payable under the 2025 Sky Credit Agreement in the aggregate principal amount of Ps.2,650,000.

(5)	The principal amount of total debt as of December 31, 2024, is presented net of unamortized finance costs in the aggregate amount of Ps.1,259,017.
(6)
Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) by which Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee of U.S.$3.0 million through 2027 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years; or (b) the date IS-21 is taken out of service (see Note 7).

(7)	A subsidiary of the Company entered into a lease agreement with GTAC for the right to use certain capacity of a telecommunications network through 2030.
(8)
Other lease liabilities in the aggregate amount of Ps.2,977,664 and Ps.2,981,536, as of September 30, 2025 and December 31, 2024, respectively. These lease liabilities have terms which will expire at various dates between 2025 and 2051.

As of September 30, 2025 and December 31, 2024, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investment in TelevisaUnivision and Open-Ended Fund (hedged items), were as follows:
		September 30, 2025				December 31, 2024
Hedged items		Millions of U.S. Dollars		Thousands of Mexican Pesos		Millions of U.S. Dollars		Thousands of Mexican Pesos
Investment in shares of TelevisaUnivision (net investment hedge)	U.S.$	2,330.9	Ps.	42,727,051	U.S.$	2,071.1	Ps.	43,220,986
Open-Ended Fund (foreign currency fair value hedge)		46.1		844,567		37.6		784,769
Total	U.S.$	2,377.0	Ps.	43,571,618	U.S.$	2,108.7	Ps.	44,005,755

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The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the nine months ended September 30, 2025 and 2024, is analyzed as follows (see Notes 4 and 16):
Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments		Nine Months Ended September 30,
		2025		2024
Recognized in:
Comprehensive gain (loss)	Ps.	5,607,941	Ps.	(6,488,188)
Total foreign exchange gain (loss) derived from hedging Senior Notes	Ps.	5,607,941	Ps.	(6,488,188)
Offset against:
Foreign currency translation (loss) gain derived from the hedged net investment in shares of TelevisaUnivision	Ps.	(5,506,393)	Ps.	6,369,895
Foreign exchange (loss) gain derived from the hedged Open-Ended Fund		(101,548)		118,293
Total foreign currency translation and foreign exchange (loss) gain derived from hedged assets	Ps.	(5,607,941)	Ps.	6,488,188

The table below analyzes the Group’s debt and lease liabilities into relevant maturity groupings based on the remaining period at September 30, 2025, to the contracted maturity date:
		Less than 12 Months October 1, 2025 to September 30, 2026		12-36 Months October 1, 2026 to September 30, 2028		36-60 Months October 1, 2028 to September 30, 2030		Maturities Subsequent to September 30, 2030		Total
Debt (1)	Ps.	3,802,154	Ps.	4,500,000	Ps.	10,000,000	Ps.	69,954,198	Ps.	88,256,352
Satellite transponder lease agreement		589,995		634,536		—		—		1,224,531
Telecommunications network lease agreement		137,684		212,399		146,048		4,287		500,418
Other lease liabilities		537,978		1,135,952		663,880		639,854		2,977,664
Total debt and lease liabilities	Ps.	5,067,811	Ps.	6,482,887	Ps.	10,809,928	Ps.	70,598,339	Ps.	92,958,965
(1)	The amounts of debt are disclosed on a principal amount basis.

    Credit Facilities

In February 2023, Sky executed a revolving credit facility with a Mexican bank for up to an amount of Ps.1,000,000, which funds may be used for general corporate purposes, including the repayment of debt, with a maturity in 2028. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. As of September 30, 2025, the total amount of this credit facility remained unused.

In April 2024, the Company and two of its subsidiaries in the Group’s Cable segment executed, a five-year revolving credit facility with a syndicate of banks for up to an aggregate principal amount in Mexican pesos equivalent to U.S.$500 million. The credit agreement for this credit facility requires the maintenance of financial ratios related to indebtedness and interest expense. As of September 30, 2025, this credit facility remained unused.
10.  Financial Instruments
The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, accounts receivable, a long-term loan receivable from GTAC, as a part of the investment in this associate, non-current investments in publicly traded equity securities and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 9) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

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The carrying amounts and estimated fair values of the Group’s non-derivative financial instruments as of September 30, 2025 and December, 31 2024, were as follows:
		September 30, 2025				December 31, 2024
		Carrying Amount		Fair Value		Carrying Amount		Fair Value
Assets: Cash and cash equivalents	Ps.	37,856,776	Ps.	37,856,776	Ps.	46,193,173	Ps.	46,193,173
Trade accounts receivable, net		6,146,914		6,146,914		6,175,819		6,175,819
Long-term loan and interest receivable from GTAC (see Note 5)		974,966		978,428		1,024,371		1,031,497
Open-Ended Fund (see Note 4)		844,567		844,567		784,769		784,769
Publicly traded equity instruments (see Note 4)		2,976,137		2,976,137		1,709,942		1,709,942

Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	16,497,630	Ps.	16,092,943	Ps.	23,361,664	Ps.	22,806,032
Senior Notes due 2045		14,492,435		10,151,516		16,499,319		11,969,101
Senior Notes due 2037 and 2043		10,725,690		6,994,367		10,725,690		6,794,877
Senior Notes due 2026 and 2046		19,925,324		16,838,127		22,684,545		19,734,233
Senior Notes due 2049		12,115,273		8,595,423		13,792,972		10,280,454
Notes due 2027		4,500,000		4,485,735		4,500,000		4,252,725
Long-term loans payable to Mexican banks		10,000,000		10,065,575		12,650,000		12,777,242
Lease liabilities		4,702,613		4,855,323		5,386,639		5,454,171

The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of September 30, 2025 and December 31, 2024, were as follows:
September 30, 2025: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands)	Maturity Date

Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
Forwards	Ps.	170,400	U.S.$	346,008	November 2025 through May 2026
Derivatives not recorded as accounting hedges:
TVI’s Forwards		26,248	U.S.$	15,900	October through April 2026
Empresas Cablevision’s Forwards		21,170	U.S.$	13,500	October through April 2026
Cablemas´s Forwards		42,598	U.S.$	37,600	October through May 2026
Sky’s Forwards		59,942	U.S.$	38,500	October through May 2026
Forwards		64,456	U.S.$	41,000	October through May 2026
Total liabilities	Ps.	384,814

December 31, 2024: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands)	Maturity Date

Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Forwards	Ps.	1,975,071	U.S.$	592,005	January 2025 through January 2026
Derivatives not recorded as accounting hedges:
TVI’s Forwards		4,408	U.S.$	8,000	January through March 2025
Empresas Cablevision’s Forwards		2,502	U.S.$	4,000	February through March 2025
Cablemas´s Forwards		2,180	U.S.$	5,000	January 2025
Sky’s Forwards		8,072	U.S.$	15,000	March 2025
Forwards		8,818	U.S.$	14,000	January through March 2025
Total assets	Ps.	2,001,051

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11.   Capital Stock and Long-Term Retention Plan
 At September 30, 2025, shares of capital stock and CPOs consisted of (in millions):
	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company´s Trust (3)	Outstanding
Series “A” Shares	118,614.2	0.0	(7,475.7)	111,138.5
Series “B” Shares	54,882.2	0.0	(6,821.2)	48,061.0
Series “D” Shares	83,562.7	0.0	(7,102.1)	76,460.6
Series “L” Shares	83,562.7	0.0	(7,102.1)	76,460.6
Total	340,621.8	0.0	(28,501.1)	312,120.7
Shares in the form of CPOs	279,337.5	0.0	(23,741.4)	255,596.1
Shares not in the form of CPOs	61,284.3	0.0	(4,759.7)	56,524.6
Total	340,621.8	0.0	(28,501.1)	312,120.7
CPOs	2,387.5	0.0	(202.9)	2,184.6

(1)
As of September 30, 2025, the authorized and issued capital stock amounted to Ps.3,933,549 (nominal Ps.1,970,999). In connection with the Spin-off carried out on January 31, 2024, and the Company’s distribution of the Spun-off Businesses to Ollamani, the Company reduced its capital stock on that date in the amount of Ps.752,071 (nominal Ps.376,844), without having modified the number of outstanding shares of the Company (see Notes 3 and 20).

(2)
In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the year ended December 31, 2024, and the nine months ended September 30, 2025, the Company did not buy any shares under this program. In April 2024, the Company´s stockholders approved the cancellation in May 2024 of 3,217.5 million shares of the Company’s capital stock in the form of 27.5 million CPOs, which were repurchased by the Company in 2023.

(3)	Primarily in connection with the Company’s Long-Term Retention Plan (“LTRP”) described below.

A reconciliation of the number of shares and CPOs outstanding for the nine months ended September 30, 2025 and 2024, is presented as follows (in millions):
	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2025	111,620.3	48,742.3	77,544.6	77,544.6	315,451.8	2,215.6
Acquired (1)	(1,472.8)	(1,296.0)	(2,061.8)	(2,061.8)	(6,892.4)	(58.9)
Forfeited (1)	(123.2)	(108.4)	(172.5)	(172.5)	(576.6)	(4.9)
Released (1)	1,114.2	723.1	1,150.3	1,150.3	4,137.9	32.8
As of September 30, 2025	111,138.5	48,061.0	76,460.6	76,460.6	312,120.7	2,184.6

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2024	113,441.7	50,345.4	80,094.7	80,094.7	323,976.5	2,288.4
Acquired (1)	(961.4)	(846.1)	(1,346.0)	(1,346.0)	(4,499.5)	(38.5)
Forfeited (1)	(1,466.9)	(1,290.9)	(2,053.6)	(2,053.6)	(6,865.0)	(58.7)
Released (1)	134.0	117.8	187.4	187.4	626.6	5.4
As of September 30, 2024	111,147.4	48,326.2	76,882.5	76,882.5	313,238.6	2,196.6

(1)	Acquired, released or forfeited by a Company’s trust in connection with the Company’s LTRP described below.

Long-Term Retention Plan
During the nine months ended September 30, 2025, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 6,892.4 million shares of the Company in the form of 58.9 million CPOs, which were acquired in the amount of Ps.469,328; and (ii) 576.6 million shares of the Company in the form of 4.9 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 3,845.3 million shares of the Company in the form of 32.8 million CPOs and 292.6 million Serie “A” Shares not in the form of CPOs.

During the nine months ended September 30, 2024, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 4,499.5 million shares of the Company in the form of 38.5 million CPOs, which were acquired in the amount of Ps.372,978; (ii) 4,284.7 million shares in the form of 36.6 million CPOs, and 88.1 million shares in the form of 0.8 million CPOs which were cancelled in the second and third quarter of 2024, respectively, in connection with agreements entered into by the Company and certain officers for shares that were conditionally sold to these executives in 2019, which conditions had not been complied with in full yet; and (iii) 2,492.2 million shares of the Company in the form of 21.3 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 626.6 million shares of the Company in the form of 5.4 million CPOs.

In connection with the Company’s LTRP, the Group accrued in equity attributable to stockholders of the Company, a share-based compensation expense of Ps.288,537 and Ps.406,825 for the nine months ended September 30, 2025 and 2024, respectively, which amount was reflected in consolidated operating income as administrative expense.

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12.             Retained Earnings
As of September 30, 2025, and 2024, the Company’s legal reserve amounted to Ps.1,798,384, and was classified into retained earnings in equity attributable to stockholders of the Company. As a result of the Spin-off carried out on January 31, 2024, and the Company's distribution of the Spun-off Businesses to Ollamani, the Company's legal reserve reflected a reduction of Ps.340,623 in the first quarter of 2024 (see Notes 3 and 20).

In April 2024, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2024, in the aggregate amount of Ps.1,018,954.

In April 2025, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in June 2025, in the aggregate amount of Ps.1,018,954.
13.  Non-controlling Interests
In the nine months ended September 30, 2025 and 2024, the Group did not pay dividends to its non-controlling interests.

In June 2024, the Group concluded an agreement for the acquisition of an interest in its Sky segment previously held by AT&T as a non-controlling interest and became owner of 100% of the equity of Sky. As a result of this transaction, the Group (i) reduced its  non-controlling interests in consolidated equity; (ii) increased its consolidated retained earnings attributable to stockholders of the Company in the amount of Ps.4,301,921, which resulted primarily from the excess of the amount of the non-controlling acquired measured in accordance with IFRS Accounting Standards over the fair value of the liability assumed by the Group; and (iii) accounted for the transaction price to be paid in 2027 and 2028, as part of other long-term liabilities in the Group’s consolidated statements of financial position as of September 30, 2025 and December 31, 2024 (see Note 3).
14.   Related Parties
The balances of receivables and payables between the Group and related parties as of September 30, 2025 and December 31, 2024, were as follows:
		September 30, 2025		December 31, 2024
Current receivables:
Televisa, S. de R.L. de C.V. (“Televisa”) (1) (2)	Ps.	3,848,748	Ps.	200,156
Ollamani		176,758		30,179
Televisa Producciones, S.A. de C.V. (1)		54,474		24,020
ECO Producciones, S.A. de C.V. (1)		10,942		11,012
Tritón Comunicaciones, S.A. de C.V.		16,885		20,803
TelevisaUnivision		5,576		6,837
Other		43,108		46,546
	Ps.	4,156,491	Ps.	339,553

Non-current receivables:
Televisa (1) (3)	Ps.	—	Ps.	3,293,463

Current payables:
Televisa (1) (2)	Ps.	187,841	Ps.	195,820
Televisa Producciones, S.A. de C.V. (1)		636		613
Desarrollo Vista Hermosa, S.A. de C.V. (1)		1,497		—
Ollamani		1,597		4,841
Other		2,387		1,140
	Ps.	193,958	Ps.	202,414

(1)	An indirect subsidiary of TelevisaUnivision.
(2)
Current receivables from Televisa included the current portion of principal and interest amounts under a long-term credit agreement with the Company in the aggregate amount of Ps.3,466,165, as well as transmission services as of September 30, 2025; and transmission services as of December 31, 2024.

(3)
In January 2022, Televisa entered into a long-term credit agreement with the Company in the principal amount of Ps.5,738,832, with a fixed annual interest rate of 10.2% through October 2023, and 12.8% thereafter. Under the terms of this agreement, principal and interest are payable at maturity on April 30, 2026, and prepayments of principal can be made by debtor at any time without any penalty. In 2023 and 2024, Televisa made prepayments of principal in the amounts of Ps.2,374,640 and Ps.1,817,076, respectively. As of September 30, 2025 and December 31, 2024, amounts receivable from Televisa in connection with this credit agreement amounted to Ps.3,466,165 and Ps.3,293,463, respectively.

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On January 31, 2022, the Group recognized as deferred revenue a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group over a period ending in January 2042. The current and non-current portions of this deferred revenue amounted to Ps.287,667 and Ps.4,386,929, respectively, as of September 30, 2025, and Ps.287,667 and Ps.4,602,679, respectively, as of December 31, 2024.
15.   Other Income or Expense, Net
Other (expense) income for the nine months ended September 30, 2025 and 2024, is analyzed as follows:
		Nine Months Ended September 30,
		2025		2024
Dismissal severance expense (1)	Ps.	(300,440)	Ps.	(590,240)
Legal and financial advisory and professional services (2)		(133,917)		(174,516)
Donations		(7,500)		(30,000)
Loss on disposition of property and equipment		(362,149)		(244,803)
Recovery of an Insurance claim		108,874		—
Gain on sale of property (3)		—		2,582,339
Other, net		178,497		(98,441)
	Ps.	(516,635)	Ps.	1,444,339

(1)	Included severance expense for dismissals of personnel in the Group’s Cable and Sky segments, as a part of a continued cost reduction plan.
(2)	Included primarily advisory and professional services in connection with certain litigation, financial advisory, and other matters.
(3)
In 2023, some companies in the Group sold property to companies in the Group’s former Other Businesses segment, which gain on sale of property became realized on January 31, 2024, in connection with the Spin-off carried out by the Company on that date (see Note 3).

16.   Finance Expense, Net
Finance (expense) income, net, for the nine months ended September 30, 2025 and 2024, included:
		Nine Months Ended September 30,
		2025		2024
Interest expense (1)	Ps.	(5,798,997)	Ps.	(5,797,834)
Foreign exchange loss, net (4)		—		(290,825)
Finance expense		(5,798,997)		(6,088,659)
Interest income (3)		2,402,293		2,477,819
Other finance income, net (2)		371,725		628,171
Foreign exchange gain, net (4)		248,569		—
Finance income		3,022,587		3,105,990
Finance expense, net	Ps.	(2,776,410)	Ps.	(2,982,669)

(1)
Interest expense for the nine months ended September 30, 2025 and 2024, included: (i) interest related to lease liabilities in the aggregate amount of Ps.193,229 and Ps.213,975, respectively; (ii) interest related to satellite transponder lease agreement and other lease agreement that were recognized before adoption of IFRS 16 in the aggregate amount of Ps.120,575, and Ps.104,868, respectively; (iii) interest related to obligations incurred for dismantling certain equipment of the Group’s Cable networks, in the aggregate amount of Ps.42,666 and Ps.43,970, respectively; (iv) amortization of finance costs in the aggregate amount of Ps.76,401 and Ps.121,585, respectively; and (v) finance expense related to prepayment of long-term debt in the aggregate amount of Ps.67,132 in September 30, 2024 (see Note 9).

(2)	Other finance income, net, included a fair value net gain from derivative financial instruments (see Note 10).
(3)	Interest income included primarily interest from cash equivalents.
(4)
Foreign exchange gain or loss, net, for the nine months ended September 30, 2025 and 2024, resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s average U.S. dollar-denominated net asset or liability position, excluding designated hedging long-term debt of the Group’s investments in TelevisaUnivision and Open-Ended Fund (see Note 9). The exchange rate of the Mexican peso against the U.S. dollar was of Ps.18.3307, Ps.20.8691, Ps.19.6683, and Ps.16.9325 as of September 30, 2025, December 31, 2024, September 30, 2024, and December 31, 2023, respectively.

17.   Income Taxes
Income taxes in interim periods are accrued by using an estimated effective income tax rate that would be applicable to expected total annual income or loss before income taxes. The effective income tax rate applicable to consolidated income before income taxes for the nine months ended September 30, 2025 and 2024 was 147.9% and 29.7%, respectively.

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18.   Earnings or loss per CPO/Share
Basic (loss) earnings per CPO/Share

For the nine months ended September 30, 2025, and 2024, the weighted average for basic earnings per CPO/Share of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):
	Nine Months Ended September 30,
	2025	2024
Total Shares	314,039,283	318,618,975
CPOs	2,202,369	2,242,624
Shares not in the form of CPO units:
Series “A” Shares	56,361,455	56,231,339
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic (loss) earnings per CPO and per each Series “A”, Series “B,” Series “D” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the nine months ended September 30, 2025, and 2024, are presented as follows:
		Nine Months Ended September 30,
		2025					2024
		Per CPO	Per Share (*		)		Per CPO		Per Share (*)
Continuing operations	Ps.	(0.42)	Ps.	0.0		Ps.	0.57	Ps.	0.00
Discontinued operations		0.0		0.0			0.02		0.00
Basic (loss) earnings per CPO/Share attributable to stockholders of the Company	Ps.	(0.42)	Ps.	0.0		Ps.	0.59	Ps.	0.00
(*)	Series “A”, “B”, “D” and “L” Shares, not in the form of CPO units.
Diluted (loss) earnings per CPO/Share

Diluted (loss) earnings per CPO and per Share attributable to stockholders of the Company are calculated in connection with CPOs and shares in the LTRP.

For the nine months ended September 30, 2025, and 2024, the weighted average for diluted earnings per CPO/Share of outstanding total shares, CPOs and Series “A,” Series “B,” Series “D,” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):
	Nine Months Ended September 30,
	2025	2024
Total Shares	340,621,798	340,621,798
CPOs	2,387,500	2,387,500
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted (loss) earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the nine months ended September 30, 2025, and 2024, are presented as follows:
		Nine Months Ended September 30,
		2025					2024
		Per CPO	Per Share (*		)		Per CPO		Per Share (*)

Continuing operations	Ps.	(0.42)	Ps.	0.0		Ps.	0.53	Ps.	0.00
Discontinued operations		0.0		0.0			0.02		0.00
Diluted (loss) earnings per CPO/Share attributable to stockholders of the Company	Ps.	(0.42)	Ps.	0.0		Ps.	0.55	Ps.	0.00
(*)	Series “A”, “B”, “D” and “L” Shares, not in the form of CPO units.

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19.  Segment Information
The table below presents information of the Group’s reportable segments and a reconciliation to consolidated revenues and operating income of continuing operations for the nine months ended September 30, 2025, and 2024:
		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
Nine months ended September 30, 2025:
Cable	Ps.	34,819,530	Ps.	87,953	Ps.	34,731,577	Ps.	13,354,856
Sky		9,824,529		226,067		9,598,462		3,718,579
Segment totals		44,644,059		314,020		44,330,039		17,073,435
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(198,091)
Intersegment operations		(314,020)		(314,020)		—		(127,588)
Depreciation and amortization		—		—		—		(13,458,970)
Consolidated revenues and operating income before other expense		44,330,039		—		44,330,039		3,288,786 (1)
Other expense, net		—		—		—		(516,635)
Consolidated revenues and operating income	Ps.	44,330,039	Ps.	—	Ps.	44,330,039	Ps.	2,772,151 (2)

		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
Nine months ended September 30, 2024:
Cable	Ps.	35,488,907	Ps.	125,377	Ps.	35,363,530	Ps.	13,942,896
Sky		11,672,984		1,984		11,671,000		3,607,687
Segment totals		47,161,891		127,361		47,034,530		17,550,583
Reconciliation to consolidated amounts:
Corporate expenses		—		—		—		(338,394)
Intersegment operations		(127,361)		(127,361)		—		(124,918)
Depreciation and amortization		—		—		—		(15,151,496)
Consolidated revenues and operating income before other income		47,034,530		—		47,034,530		1,935,775 (1)
Other income, net		—		—		—		1,444,339
Consolidated revenues and operating income	Ps.	47,034,530	Ps.	—	Ps.	47,034,530	Ps.	3,380,114 (2)

(1)	This amount represents operating income before other income or expense, net.
(2)	This amount represents consolidated operating income.

Disaggregation of Total Revenues
The table below presents total revenues of continuing operations for each reportable segment disaggregated by major service/product lines and primary geographical market, for the nine months ended September 30, 2025, and 2024:
		Domestic		Abroad		Total
Nine Months ended September 30, 2025:
Cable:
Broadband Services	Ps.	15,142,949	Ps.	—	Ps.	15,142,949
Digital TV Service		12,410,923		—		12,410,923
Enterprise Operations		2,792,297		387,207		3,179,504
Telephony		1,846,293		—		1,846,293
Advertising		1,597,888		—		1,597,888
Other Services		641,973		—		641,973
Sky:
DTH Broadcast Satellite TV		8,685,199		453,481		9,138,680
Advertising		665,343		—		665,343
Pay-Per-View		18,644		1,862		20,506
Segment totals		43,801,509		842,550		44,644,059
Intersegment eliminations		(314,020)		—		(314,020)
Consolidated total revenues	Ps.	43,487,489	Ps.	842,550	Ps.	44,330,039

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		Domestic		Abroad		Total
Nine Months ended September 30, 2024:
Cable:
Broadband Services	Ps.	17,836,141	Ps.	—	Ps.	17,836,141
Digital TV Service		9,974,778		—		9,974,778
Enterprise Operations		2,961,866		349,782		3,311,648
Telephony		2,292,733		—		2,292,733
Advertising		1,389,751		—		1,389,751
Other Services		683,856		—		683,856
Sky:
DTH Broadcast Satellite TV		10,476,111		493,326		10,969,437
Advertising		674,797		—		674,797
Pay-Per-View		25,073		3,677		28,750
Segment totals		46,315,106		846,785		47,161,891
Intersegment eliminations		(127,361)		—		(127,361)
Consolidated total revenues	Ps.	46,187,745	Ps.	846,785	Ps.	47,034,530

Seasonality of Operations

The Group’s results of operations are not highly seasonal. In the years ended December 31, 2024 and 2023, the Group recognized 24.5% and 24.7%, respectively, of its annual consolidated revenues of continuing operations in the fourth quarter of the year. The Group’s costs are more evenly incurred throughout the year and generally do not correlate to the amount of net revenues.

20.  Income from Discontinued Operations, Net
The operations of most of the Group’s former Other Businesses segment were discontinued on January 31, 2024, in connection with the Spin-Off of the Company carried out on that date and the Group’s distribution of the Spun-off Businesses to Ollamani. As a result, the Group’s consolidated statements of income for the nine months ended September 30, 2024, presented as income from discontinued operations, net, the results of operations of the Spun-off Businesses for the period of one month ended January 31, 2024 (see Notes 2 and 3).

Income from discontinued operations, net, for the period of one month ended January 31, 2024, is presented as follows:
		Month Ended January 31, 2024

Revenues	Ps.	439,479
Cost of revenues and operating expenses		(375,677)
Income before other expense		63,802
Other expense, net		(2,268)
Operating income		61,534
Finance income, net		9,110
Income before income taxes		70,644
Income taxes		(13,828)
Income from discontinued operations, net	Ps.	56,816

The carrying amounts of the consolidated net assets distributed to Ollamani in connection with the Company’s Spin-off carried out on that date, were as follows:
		January 31, 2024
Assets:
Current assets	Ps.	2,854,916
Non-current assets		7,258,117
		10,113,033

Liabilities:
Current liabilities		1,395,119
Non-current liabilities		1,413,216
		2,808,335
Net assets	Ps.	7,304,698

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The Group’s consolidated net assets of the Spun-off Businesses as of January 31, 2024, decreased the Group’s equity attributable   to stockholders of the Company in the amount of Ps.7,304,698, as of that date (see Notes 11 and 12).
21.   Contingencies
On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities. On July 7, 2023, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On September 4, 2023, a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Third Regional Court of Mexico City of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of September 30, 2025, this contingency amounted to Ps.930 million.

On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority. On January 7, 2025, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2025, a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Fourteenth Regional Court of Mexico City of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of September 30, 2025, this contingency amounted to Ps.582 million.

On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million  for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019- SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of September 30, 2025, this contingency amounted to Ps.509 million.

On March 29, 2022, the tax authority initiated a tax audit of a subsidiary of the Company (Cablemás Telecomunicaciones, S.A. de C.V.). The purpose of the tax audit was to verify compliance with tax provisions for the period from January 1 to December 31, 2016, regarding income tax as a direct subject. On March 23, 2023, the authority informed the relevant entity of the facts and omissions detected during the development of the verification process that could entail a default on the payment of the tax. On April 25, 2023, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s report. On August 23, 2024, the referred subsidiary was notified of the outcome of the audit, determining a tax credit in the amount of Ps.214.3 million. On October 8, 2024, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of September 30, 2025, this contingency amounted to Ps.265 million.

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The contingencies discussed in the previous paragraphs did not require the recognition of a provision as of September 30, 2025.

As the Company previously announced on August 30, 2024, a U.S. Department of Justice investigation of FIFA-related activity may have a material impact on the Company’s consolidated financial condition or results of operations. The Company cannot predict the outcome of the investigation or whether it will in fact have a material impact. The Company is cooperating with the investigation.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected now to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

- - - - - - - - -

Description of significant events and transactions

See Note 3 Disclosure of the interim financial reporting.

Dividends paid, ordinary shares:	[8] 1,018,954,000
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	[9] 0.002991453
Dividends paid, other shares per share:	0

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[Footnotes]

[1] ↑
Current assets – Other current non-financial assets: As of September 30, 2025 and December 31, 2024, includes transmission rights and programming for Ps.863,639 thousand and Ps.950,751 thousand, respectively.

[2] ↑
Non-current assets – Other non-current non-financial assets: As of September 30, 2025 and December 31, 2024, includes transmission rights and programming for Ps.74,234 thousand and Ps.74,234 thousand, respectively.

[3] ↑
Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.

[4] ↑
Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO. The CPO are the securities traded in the Mexican Stock Exchange.

[5] ↑
Depreciation and amortization through September 30, 2024, corresponds to the continuing operations, additionally, discontinued operations include a depreciation and amortization of Ps.31,508.

[6] ↑

Breakdown of credits:
The Notes due in 2027 were contracted at a fixed rate.
The "Senior Notes" due in 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049 were contracted at a fixed rate.
The exchange rates for the credits denominated in foreign currency were as follows:

Ps.18.3307 pesos per US dollar
Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of Ps.1,195,286.
For more information on debt, see Note 9 Notes to the Unaudited Condensed Consolidated Financial Statements.
[7] ↑
Monetary foreign currency position:
The exchange rates used for translation were as follows:
Ps. 18.3307 pesos per US dollar
      22.5161 pesos per Euro
      23.0250 pesos per Swiss franc

Long-term liabilities include debt in the amount of U.S.$2,376,975 thousand, which has been designated as hedging instrument of foreign currency investments.
[8] and [9] ↑

In April 2025, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in June 2025, in the aggregate amount of Ps.1,018,954.

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                                       QUARTER:   03                                                                               YEAR:   2025
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE THIRD QUARTER OF 2025, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ ALFONSO DE ANGOITIA NORIEGA	/s/ BERNARDO GÓMEZ MARTÍNEZ
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER

/s/ CARLOS PHILLIPS MARGAIN	/s/ LUIS ALEJANDRO BUSTOS OLIVARES
CARLOS PHILLIPS MARGAIN	LUIS ALEJANDRO BUSTOS OLIVARES
CORPORATE VICE PRESIDENT OF FINANCE	LEGAL VICE PRESIDENT AND
GENERAL COUNSEL

MEXICO CITY, OCTOBER 23, 2025

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: October 29, 2025	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel